


Stoneridge



2010 ANNUAL REPORT

DEMONSTRATING PROGRESS

DEMONSTRATING PROGRESS

ABOUT THE THEME

As global markets began to recover in 2010, the strategic improvements Stoneridge achieved in recent years led to stronger results for the Company and greater value for shareholders. Stoneridge is well-positioned to continue demonstrating progress through its expanding global presence, broadening customer base and market-leading technology expertise.

ABOUT THE COMPANY

Stoneridge is a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the commercial, automotive, agricultural and off-highway vehicle markets. With today's manufacturers and consumers seeking greater and more sophisticated electronic content for all types of vehicles, Stoneridge provides products and technology that deliver benefits such as improved performance, enhanced emission control and more effective management of commercial fleets.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

	2010	2009	2008
Net Sales	$ 635,226	$ 475,152	$ 752,698
Operating income (loss)	$ 22,803	$ (18,243)	$ (43,271)
Equity in earnings of investees	$ 10,346	$ 7,775	$ 13,490
Net income (loss) per diluted share	$ 0.44	$ (1.37)	$ (4.17)
Primary working capital	$ 86,087	$ 70,569	$ 100,616
Total assets	$ 383,605	$ 364,598	$ 382,437
Cash and cash equivalents	$ 71,974	$ 91,907	$ 92,692
Long-term debt, less current portion	$ 167,903	$ 183,431	$ 183,000
Shareholders' equity	$ 88,088	$ 74,057	$ 91,758

FORWARD-LOOKING STATEMENTS

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.



DEAR FELLOW SHAREHOLDERS:

As the theme of this annual report indicates, 2010 was a year in which Stoneridge demonstrated progress toward its strategic and financial goals. Our results recovered due to the improving markets we serve, as well as the operational improvements we have made in recent years, which are paving the way to a bright future for Stoneridge.

Our 2010 results are an encouraging sign of our strategy to increase shareholder value. Perhaps the most visible reflection of this was the closing share price of $15.79 on December 31, 2010, up 75% from the prior year-end close of $9.01. While one could argue that part of the share price performance was driven by the overall recovery of the stock market, we believe it was also driven by investors' recognition of the improvements we have made in the Company's performance. For the year, our revenue increased 33.7% to $635.2 million, from $475.2 million in 2009. Net Income for 2010 was $10.8 million compared with a net loss of $32.4 million in 2009.

The commercial, automotive and agricultural vehicle markets began to improve globally in 2010, led by a stronger-than-expected recovery in the North American automotive market. We were able to capitalize on this recovery and leverage our past operational restructuring to drive improved financial results. More exciting is that we believe these markets still have significant upside, and Stoneridge is positioned to capitalize on the expected improvements through the strength of our customer base and market presence. So far in 2011, we have seen the recovery continue in the automotive, commercial vehicle and agricultural markets.

GROWTH THROUGH NEW BUSINESS AND JOINT VENTURES

In many ways, 2010 was a record year of growth for Stoneridge. We won $396 million in gross business awards, including $124 million in new business awards. We renewed our supply agreement for a five-year term with Navistar, a major North American manufacturer of commercial vehicles. We also received Navistar's top supplier recognition, the Diamond award. During 2010, $85 million of our gross new business awards were outside of North America, as we continue our objective of growing globally.

Our China business recorded awards of more than $17 million in 2010, only a year after we added business development and engineering resources in the country. The majority of these bookings were with new Chinese customers and included products from both our Control Devices and Electronics segments. This new business should provide the foundation for significant future growth as we expand with our global customers.

We continued to grow in key product areas as we achieved global wins for our exhaust gas temperature (EGT) sensors, which are part of our emissions product line. We also won awards in telematics, wiring, instrumentation and safety-related products.

Our joint ventures in India and Brazil play key roles in our global capabilities to win new business and meet customer requirements. For example, a large European commercial vehicle manufacturer required a telematics supplier capable of producing both in Europe and South America. Working with PST, our joint venture in Brazil, we designed, engineered, quoted and won this business award. We will produce the telematics in our European operations as well as in PST's manufacturing facilities in Brazil. Another example of our global collaboration occurred when a European manufacturer was looking for a low-cost instrumentation package for the emerging markets in Asia. Working with both our Swedish engineering

> In addition to supporting opportunities to grow Stoneridge's global business, our joint ventures showed solid improvement in 2010 and accelerated their own internal growth.

team and the engineering team from our Minda Stoneridge joint venture in India, we were able to win the award. Initial production will begin in our wholly owned Chinese operations with additional production as needed from our Minda Stoneridge joint venture.

In addition to supporting opportunities to grow Stoneridge's global business, our joint ventures showed solid improvement in 2010 and accelerated their own internal growth. Minda Stoneridge benefited from the recovery in all sectors in India and gained market share to grow its top line by 77%. Equally important was the fact that Minda Stoneridge won 17 new instrumentation awards. These wins came from all major customers in the commercial vehicle market, including Navistar's Mahindra joint venture, where we continue to maintain a market-leading position. We also recorded contracts in the agricultural, motorcycle and automotive vehicle markets, which will position us well to continue growing faster than the market in India for the next several years.

Our PST joint venture in Brazil rebounded from weak market conditions in the first half of 2010 and grew sales by 30% for the year, closing at $183 million. PST, which focuses primarily on security and convenience applications, won awards from several major automotive manufacturers to supply alarm products through the original equipment suppliers (OES) sales channel. Further, after two years of slight declines, the aftermarket sales channel saw a return to robust growth for all PST products in 2010. We also have expanded the audio product line to include distribution through mass retail channels as well as specialty stores.

JOINT VENTURE NET SALES
in millions



219
197
161
153
107
06 07 08 09 10

FINANCIAL AND OPERATIONAL DEVELOPMENTS

Financially, we had two significant events that improved our capital structure in 2010. The first was the refinancing of our long-term debt. As the financial markets improved, we refinanced our 11.5% senior debt maturing in 2012 with new $175 million bonds maturing in 2017 at a rate of 9.5%. In addition, we entered into an interest rate swap for a portion of our fixed-rate debt to further lower our borrowing costs. Based on our current capital structure, the new bonds will allow us to save approximately $4.1 million in interest in 2011 when compared with 2010. In conjunction with the debt refinancing, we extended our asset-based lending facility for an additional year to November 2012.

In November, we successfully completed a secondary share offering to sell nearly all of the shares held by the family of the Company's founder, D.M. Draime. While the Company received no proceeds from this offering, the additional float in our shares has created a more robust trading environment benefiting our shareholders as our average trading volume more than doubled subsequent to the completion of the offering.

Operationally, we faced some challenges both externally and internally. Externally, with the increase in demand from the automotive and commercial vehicle markets, many suppliers experienced parts shortages. We were not immune from the component shortage issue and had to commit considerable time and attention to ensure that we were obtaining our share of parts to meet our customers' needs. Our purchasing team did an exceptional job, working many hours and dealing with multiple vendors to get the components to meet our manufacturing requirements. I am extremely proud of how our organization worked with the supply base to handle this situation and avoid interrupting our customers' operations.

A negative aspect of this shortage was that we incurred expedited freight costs both to obtain the parts and to ship our products to our customers. We had to revise production schedules and incur overtime to meet parts availability constraints and customer demand. We also started to see commodity price escalation in the fourth quarter of 2010, but we are confident that we can manage this in the coming year.

Internally, the substantial increase in volume, and one new customer award in particular, proved challenging. In this instance, we did not perform to our own or the customer's expectations. We have taken action to meet customer requirements in the short term. Our longer-term solution is the continuing implementation of the Stoneridge Lean Enterprise Operating System focusing on being "Fast and Flexible." The integration of lean concepts to increase operational efficiency ensures improved cost management and cash flow generation while exceeding customer quality and delivery standards. This will lead to sustainable operational integrity and will contribute to the drive for excellence within our Company.

➤ We believe we can further improve our business and the performance of the Company as our markets improve in 2011 and beyond.

I am confident that, as we continue with the lean initiatives and other actions to strengthen our operational performance, we will realize benefits that will help us provide additional value for our customers and shareholders.

POSITIONED FOR CONTINUING IMPROVEMENT

As we look at our financial performance in 2010, the value of the work we accomplished over the past few years is evident. We believe we can further improve our business and the performance of the Company as our markets improve in 2011 and beyond. Each year brings a new set of challenges and opportunities, and we will continue to implement operational improvements to ensure that we are making the most from our exciting opportunities.

Just as we saw the automotive market return to replacement levels in 2010, we expect to see a similar occurrence in the commercial vehicle markets in 2011, which will fuel enhanced financial performance for Stoneridge. Going beyond replacement levels, as is expected in the North American automotive markets in 2011 and, possibly, in commercial vehicles over the next two years, would offer significant additional opportunity to achieve our long-term financial goals.

NET SALES
in millions



709
727
753
475
635
06
07
08
09
10

We will continue to drive our growth initiatives to expand further in the global markets and to broaden our customer base. Our goal is to be a company that continues to provide increasing value to its customers, employees and shareholders.

I want to thank our employees for their hard work and dedication in bringing about our improved results over the past year, as well as our Board of Directors for their engagement and support. I am confident that our actions and commitment to build our business will successfully drive us to higher levels of performance, and I look forward to reporting to you in the future that we are demonstrating continued progress.



John C. Corey

President, Chief Executive Officer, Director and Shareholder

March 31, 2011


CAPTURING NEW
OPPORTUNITIES

PUTTING TECHNOLOGY TO WORK

Highly engineered electronic and electrical components, modules and systems play increasingly important roles in today's commercial, automotive, agricultural and off-highway vehicles. This is where Stoneridge's advanced technology goes to work. Stoneridge serves as a valued partner in developing technology-based solutions for the current and next-generation models of its global customer base.

From a wide range of control devices and sensors performing various duties throughout a vehicle, to the management of electronics and power and signal distribution, Stoneridge products help improve the operational, safety, security, fuel efficiency and environmental control systems on its customers' vehicles.

Consumer preferences for safety, security and convenience, combined with manufacturers' responsibility to meet more rigorous safety and environmental requirements, are driving growth for Stoneridge products in many areas. As a result of these trends, per-vehicle electronic content has been increasing, which is providing Stoneridge with the opportunity to grow faster than the underlying vehicle volume growth in markets that the Company serves.

AN EVER-WIDENING REACH

In recent years, Stoneridge has progressed by expanding its business to serve manufacturers outside its traditional geographic regions and market segments. The Company has diversified its customer base in the automotive and commercial vehicle markets around the world.

Stoneridge is well-positioned to capture opportunities in growing markets through its industry-leading technology expertise, global manufacturing capabilities and joint ventures. The Company's marketing efforts are enhanced by its focus on cross-selling its technologies to develop solutions for the varied needs of customers in different regions and markets.

Stoneridge continues to grow its presence in emerging markets. In China, the Company is expanding its manufacturing and product development capabilities to better serve the Asian market. Stoneridge operates a design center in China focusing on product lines such as instrumentation clusters and wiring to complement its existing switch and sensor offerings in this region. Business awards in 2010 included one to a Chinese engine manufacturer for an instrument cluster and electronic body controller, and another to a power equipment manufacturer for wiring harnesses on a lawn and garden application.

CORE PRODUCT AREAS

In general, Stoneridge's products interface with the overall mechanical and electrical systems within a vehicle to perform functions such as activating equipment and accessories, displaying and monitoring performance, and controlling and distributing electrical power and signals. The Company's two primary product areas are represented by its two reporting segments — Control Devices and Electronics.

The Control Devices segment supplies products that monitor, measure or activate a specific function within the vehicle. Major product offerings include sensors, switches, valves and actuators. Sensor products are employed in emissions, safety, powertrain, braking, climate control, steering and suspension systems in the vehicle. Switches, including those that are hidden



and not typically seen by drivers or passengers, transmit signals that activate and deactivate specific functions, such as lights, defrosters and other accessories. Products in the Control Devices segment are principally sold to the automotive market.

In 2010, as the automotive vehicle market began its recovery, the Control Devices segment gained significant new business awards that further diversified the Company's customer and geographic base. These new business awards include high-temperature sensor, evaporative valve, actuator and speed-sensing technologies, all of which enhance the performance of emission control and fuel economy systems, reflecting the Company's focus on expanding its portfolio of solutions in this growing area.

The Electronics segment includes electrical power and distribution products that are key components of the inner workings of a vehicle.



> Stoneridge is poised to continue its progress in delivering profitable growth and shareholder value by serving an ever-growing range of global markets and customers.



Power distribution systems regulate, coordinate and direct the operation of a vehicle's entire electrical system. In addition, Stoneridge provides instrument clusters, electronic control units and information display products that help drivers operate their vehicles more efficiently. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. Products in the Electronics segment are sold principally to the commercial vehicle, agricultural and off-highway vehicle markets.

Major business awards in the Electronics segment in 2010 included a new five-year supply agreement with Navistar as well as awards for telematics and instrumentation products. Through its leadership and expertise in both Control Devices and Electronics, Stoneridge is poised to continue its progress in delivering profitable growth and shareholder value by serving an ever-growing range of global markets and customers.



A WIDE RANGE OF

TECHNOLOGY SOLUTIONS

Stoneridge offers a wide array of products and solutions that are aligned with global market trends. Following are a few product areas that illustrate the diverse applications in which Stoneridge and its joint ventures are leading the way with technology that meets the needs of manufacturers and end users around the world:

TELEMATICS



To better manage and monitor the location and operation of their vehicles, commercial fleets in Europe and South America are adopting telematic "track and trace" systems. In 2010, Stoneridge was able to leverage its technology development and manufacturing capabilities in Europe, along with the PST joint venture's technology leadership and production capabilities for the South American market, to meet a large global customer's demand for a telematics supplier capable of producing in both regions.

EXHAUST GAS TEMPERATURE (EGT) SENSORS



EGT sensors play a crucial role in vehicle systems that measure and reduce exhaust emissions. In 2010, Daimler Trucks in Europe and Dongfeng Motors in China both selected Stoneridge to supply EGT systems for their vehicles, reflecting the growing global demand for Stoneridge technology in this product area.

WIRING, POWER AND DISTRIBUTION



In June 2010, Stoneridge was awarded an order for a wiring, power and distribution assembly for riding mowers and garden tractors produced by the leading manufacturer in the Chinese lawn and garden market. This is just one of the many tremendous growth opportunities that are a direct result of Stoneridge's expanding manufacturing capabilities and engineering resources in China.

AFTERMARKET ACCESSORIES



Stoneridge's PST joint venture, a long-standing leader in security and infotainment products to the South American automotive and motorcycle markets, signed agreements with major mass retailers in 2010 to sell car audio and video systems under the market-leading Positron brand.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


APR 19 2011
Washington, DC 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-13337


Stoneridge

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	**34-1598949**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
9400 East Market Street, Warren, Ohio	**44484**
(Address of principal executive offices)	*(Zip Code)*

(330) 856-2443
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2010, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $120.2 million. The closing price of the Common Shares on June 30, 2010 as reported on the New York Stock Exchange was $7.59 per share. As of June 30, 2010, the number of Common Shares outstanding was 25,440,338.

The number of Common Shares, without par value, outstanding as of February 8, 2011 was 25,994,265.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 9, 2011, into Part III, Items 10, 11, 12, 13 and 14.

INDEX

PART I

Item 1. Business.

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial vehicle, automotive, agricultural and off-highway vehicle markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety and security. Our extensive footprint, including our joint ventures, encompasses more than 25 locations in 14 countries and enables us to supply global and regional commercial vehicle, automotive, agricultural and off-highway vehicle manufactures around the world. Our custom-engineered products and systems are used to activate equipment and accessories, monitor and display vehicle performance and control, and distribute electrical power and signals. Our product offerings consist of (i) vehicle instrumentation systems, (ii) vehicle management electronics, (iii) application-specific switches and actuators, (iv) sensors and (v) power and signal distribution systems. We supply our products, predominantly on a sole-source basis, to many of the world's leading commercial vehicle and automotive original equipment manufacturers, ("OEMs"), and select non-vehicle OEMs, as well as certain commercial vehicle and automotive tier one suppliers. These OEMs are increasingly utilizing electronic technology to comply with more stringent regulations (particularly emissions and safety) and to meet end-user demand for improved vehicle performance and greater convenience. As a result, per-vehicle electronic content has been increasing. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems.

Products

We conduct our business in two reportable segments: Electronics and Control Devices. The Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The core products of the Electronics reportable segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices reportable segment include sensors, electronic and electrical switch products, valves and control actuation devices. We design and manufacture the following vehicle products:

Electronics. Our Electronics segment designs and manufactures electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems (primarily wiring harnesses and connectors for electrical power and signal distribution). These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the electrical system within a vehicle. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the commercial vehicle, agricultural and off-highway vehicle markets. We also assemble entire instrument panels for the medium and heavy-duty truck markets that are configured specifically to the OEM customer's specifications.

Control Devices. Our Control Devices segment designs and manufactures products that monitor, measure or activate specific functions within a vehicle. This segment includes product lines such as sensors, switches, valves, and actuators, as well as other electronic products. Sensor products are employed in major vehicle systems such as the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit signals that activate specific functions. Our switch technology is principally used in two capacities, user-activated and hidden. User-activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. Hidden switches are not typically visible to vehicle operators or passengers and are engaged to activate or deactivate selected functions as part of normal vehicle operations, such as brake lights. In addition, our Control Devices segment designs and manufactures electromechanical actuator products that enable OEMs to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market.

The following table sets forth for the periods indicated, the percentage of net sales attributable to our product categories and reportable segments for the years ended December 31:

Product Category	Segment	2010	2009	2008
Vehicle electrical power & distribution systems	Electronics	**41%**	40%	40%
Electronic instrumentation & information display products	Electronics	**22**	23	29
Total Electronics		**63%**	63%	69%
Switch & position sensors	Control Devices	**20%**	19%	17%
Actuator & temperature, pressure & speed sensors	Control Devices	**17**	18	14
Total Control Devices		**37%**	37%	31%

Our products and systems are sold to numerous OEM and tier one supplier customers, in addition to aftermarket suppliers, for use on many different vehicle platforms. We supply multiple different parts to many of our principal customers under requirements contracts for a particular model. These contracts range in duration from one year to the production life of the model, which commonly extends for three to seven years. Approximately 68%, 67% and 70% of our net sales in 2010, 2009 and 2008, respectively, were derived from the commercial, agricultural and off-highway vehicle markets. Approximately 32%, 33% and 30% of our net sales in 2010, 2009 and 2008, respectively, were made to the automotive market.

For further information related to our reportable segments and financial information about geographic areas, see Note 12, "Segment Reporting," to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for both reportable segments include: copper wire, zinc, cable, resins, plastics, printed circuit boards, and certain electrical components such as microprocessors, memory devices, resistors, capacitors, fuses, relays and connectors. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. As global demand for our production materials increases, we may have difficulties obtaining adequate production materials from our suppliers to satisfy our customers. Any extended period of time for which we cannot obtain adequate production material or which we experience an increase in the price of production material could materially affect our results of operations and financial condition.

Patents and Intellectual Property

We maintain and have pending various U.S. and foreign patents and other rights to intellectual property relating to both reportable segments of our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in both of our reportable segments have been cyclical. Because these products are used principally in the production of vehicles for the commercial, automotive, agricultural and off-highway markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in commercial, automotive, agricultural and off-highway vehicle production of our principal customers could adversely impact the Company. Seasonality within the markets that we serve also impacts our operations.

Customers

We are dependent on several customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers or the loss of a significant customer would have a material adverse impact on our financial condition and results of operations. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or cancelled. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on our financial condition and results of operations. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents our principal customers, as a percentage of net sales:

Years ended December 31	**2010**	**2009**	**2008**
Navistar International Corporation	**24%**	27%	26%
Deere & Company	**14**	12	10
Ford Motor Company	**8**	9	6
General Motors Company	**5**	5	4
Chrysler Group LLC	**4**	4	6
Other	**45**	43	48
Total	**100%**	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

The markets for our products in both reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, performance, service and delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics. Our primary competitors include Actia Group S.A., AEES, Bosch, Continental AG, Delphi Automotive LLP, Nexans SA and Yazaki Corporation.

Control Devices. Our primary competitors include BEI Sensors, Bosch, Continental AG, Delphi Automotive LLP, Denso Corporation, Hella KGaA Hueck & Co., Methode Electronics, Inc. and TRW Automotive Holdings Corp.

Product Development

Our research and development efforts for both reportable segments are largely product design and development oriented and consists primarily of applying known technologies to customer requests. We work closely with our customers to creatively solve customer requests using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicle platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Our development work is largely performed on a decentralized basis. We have engineering and product development departments located at a majority of our manufacturing facilities. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts, Lexington, Ohio and Stockholm, Sweden. In addition, during 2010, we opened a product development center in Shanghai, China to focus on the developing Chinese market.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable us to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We have further strengthened our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Product development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $37.6 million, $33.0 million and $45.5 million for 2010, 2009 and 2008, respectively, or 5.9%, 6.9% and 6.0% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers, which allows us to sell our products to multiple customers. The typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to water and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2010, we had approximately 6,800 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives including (i) diversifying our business by expanding in high-growth regions, (ii) employing complementary design processes, growth technologies and intellectual capital and (iii) realizing cost savings from combined sourcing. We have joint ventures in Brazil, PST Eletrônica S.A. ("PST") and India, Minda Stoneridge Instruments Ltd. ("Minda") and continue to explore similar business opportunities in other global markets. We have a 50% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997 and our Minda joint venture in August 2004. Each of these investments is accounted for using the equity method of accounting.

PST specializes in the design, manufacture and sale of electronic vehicle security, vehicle tracking and infotainment devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services and to OEMs. PST has experienced rapid growth driven by strong demand for vehicle security products in South America. PST generated net sales of $182.9 million, $140.7 million and $174.3 million in 2010, 2009 and 2008, respectively. We received dividend payments of $5.5 million, $7.3 million and $4.2 million from PST in 2010, 2009 and 2008, respectively.

Minda manufactures electromechanical/electronic instrumentation equipment primarily for the automotive, motorcycle and commercial vehicle markets. We leverage our investment in Minda by sharing our knowledge and expertise in electrical components and systems and expanding Minda's product offering through the joint development of our products designed for the market in India.

Our joint ventures have contributed positively to our financial results in 2010, 2009 and 2008. Equity earnings by joint venture are summarized in the following table (in thousands):

Years ended December 31	2010	2009	2008
PST	**$ 9,490**	$7,385	$12,788
Minda	**856**	390	702
Total equity earnings of investees	**$10,346**	$7,775	$13,490

Executive Officers of the Company

Each executive officer of the Company is appointed by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earlier of death, resignation or removal. The Board of Directors generally appoints executive officers annually. The executive officers of the Company are as follows:

Name	Age	Position
John C. Corey	63	President, Chief Executive Officer and Director
George E. Strickler	63	Executive Vice President, Chief Financial Officer and Treasurer
Thomas A. Beaver	57	Vice President of the Company and Vice President of Global Sales and Systems Engineering
Michael D. Sloan	54	Vice President of the Company and President of the Control Devices Division
Mark J. Tervalon	44	Vice President of the Company and President of the Electronics Division

John C. Corey, President, Chief Executive Officer and Director. Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations. Mr. Corey has served as a Director and Chairman of the Board of Haynes International, Inc., a producer of metal alloys since 2004.

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January of 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January of 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Thomas A. Beaver, Vice President of the Company and Vice President of Global Sales and Systems Engineering. Mr. Beaver has served as Vice President of the Company and Vice President of Global Sales and Systems Engineering since January of 2005. Prior to that, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005.

Michael D. Sloan, Vice President of the Company and President of the Control Devices Division. Mr. Sloan has served as President of the Control Devices Division since July of 2009 and Vice President of the Company since December of 2009. Prior to that, Mr. Sloan served as Vice President and General Manager of Stoneridge Hi-Stat from February 2004 to July 2009.

Mark J. Tervalon, Vice President of the Company and President of the Stoneridge Electronics Division. Mr. Tervalon has served as President of the Stoneridge Electronics Division and Vice President of the Company since August of 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003 when he became Vice President and General Manager of the Stoneridge Electronics Group until August 2006.

Available Information

We make available, free of charge through our website (*www.stoneridge.com*), our Annual Report on Form 10-K ("Annual Report"), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the U.S. Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A. Risk Factors.

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Annual Report. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slow-down, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters, commodity prices or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section, "Forward-Looking Statements," should be considered in addition to the following statements.

Our business is cyclical and seasonal in nature and downturns in the commercial, automotive, agricultural and off-highway vehicle markets could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of commercial, automotive, agricultural and off-highway vehicles. The markets for our products have been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the commercial, automotive, agricultural and off-highway vehicle markets, our net sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in commercial, automotive, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2010, approximately 68% of our net sales were derived from commercial, agricultural and off-highway vehicle markets and approximately 32% were derived from the automotive market. Seasonality experienced by our served markets also impacts our operations.

We may not realize sales represented by awarded business.

We base our growth projections, in part, on commitments made by our customers. These commitments generally renew annually during a program life cycle. Failure of actual production orders from our customers to approximate these commitments could have a material adverse effect our business, financial condition or results of operations.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates, in addition to the risk of adverse effects resulting from general customer demands for cost reductions and quality improvements.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, financial condition or results of operations.

OEM customers have exerted considerable pressure on component suppliers to reduce costs, improve quality and provide additional design and engineering capabilities and continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs, and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset required price reductions. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, financial condition or results of operations.

Our business is very competitive and increased competition could reduce our sales.

The markets for our products are highly competitive. We compete based on quality, service, price, performance, timely delivery and technological innovation. Many of our competitors are more diversified and have greater financial and other resources than we do. In addition, with respect to certain of our products, some of our competitors are divisions of our OEM customers. We cannot assure you that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

We are dependent on the availability and price of raw materials and other supplies.

We require substantial amounts of raw materials and other supplies and substantially all such materials we require are purchased from outside sources. The availability and prices of raw materials and other supplies may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers and interruptions in production by suppliers, changes in exchange rates and worldwide price levels. As demand for raw materials and other supplies increases as a result of a recovering economy, we may have difficulties obtaining adequate raw materials and other supplies from our suppliers to satisfy our customers. At times, we have experienced difficulty obtaining adequate supplies of semiconductors and memory chips for our Electronics segment and nylon and resins for our Control Devices segment. If we cannot obtain adequate raw materials and other supplies or if we experience an increase in the price of raw materials and other supplies, our business, financial condition or results of operations could be materially adversely affected.

We use a variety of commodities, including copper, zinc, resins and certain other commodities. Increasing commodity costs could have an impact on our results. We have sought to alleviate the impact of increasing costs by including a material pass-through provision in our customer contracts whenever possible and at times by selectively hedging a portion of our copper exposure. The inability to pass-through increasing commodity costs may have a material adverse effect on our business, financial condition or results of operations.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on several principal customers for a significant percentage of our net sales. In 2010, our top three customers were Navistar International Corporation, Deere & Company and Ford Motor Company, which comprised 24%, 14% and 8% of our net sales, respectively. In 2010, our top ten customers accounted for 70% of our net sales. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or any group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our business, financial condition or results of operations. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete successfully.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete successfully in the future with these larger, consolidated companies, our business, financial condition or results of operations could be adversely affected.

The emergence of significant competitors from bankruptcy may adversely affect us.

Certain of our significant competitors have recently emerged from bankruptcy protection. The bankruptcy protection afforded to these competitors has allowed them to eliminate or substantially reduce contractual obligations, including significant amounts of debt, and avoid liabilities. The elimination or reduction of these obligations has made these competitors stronger financially, which could have an adverse effect on our competitive position and results of operations. The emergence of other significant competitors from bankruptcy protection could have further adverse effects on our competitive position and our business, financial condition or results of operations.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices was to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large costs to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer security violations pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in product development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products, to develop new products and to achieve technological advances could have a material adverse effect on our business, financial condition or results of operations.

We may experience increased costs and other disruptions to our business associated with labor unions.

As of December 31, 2010, we had approximately 6,800 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We cannot assure you that other of our employees will not be represented by a labor organization in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any work stoppage or other labor disruption involving our employees, employees of our customers (many of which customers have employees who are represented by unions), or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture our products or reducing the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

Our business, operations and facilities are subject to environmental and health and safety laws and regulations, many of which provide for substantial fines for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. Changes in environmental, health and safety laws, regulations and requirements or other governmental regulations could increase our cost of doing business or adversely affect the demand for our products.

We also may be required to investigate or clean up contamination resulting from past or current uses of our properties. At our Sarasota, Florida facility, for example, groundwater and soil contamination caused by operations before we acquired the facility will require future investigation and cleanup. This matter may have a material adverse impact on our business, financial condition or results of operations. Although no other environmental matters have been identified, other matters involving environmental contamination may also have a material adverse impact on our business, financial condition or results of operations.

We may incur material product liability costs.

We may be subject to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. We maintain insurance against such product liability claims, but we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or customer OEM-instituted recalls involving such products. Asuccessful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business, financial condition or results of operations.

Increased or unexpected product warranty claims could adversely affect us.

We provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects and adhere to customer specifications. If a product fails to comply with the warranty, we may be obligated or compelled, at our expense, to correct any defect by repairing or replacing the defective product. We maintain warranty reserves in an amount based historical trends of units sold and payment amounts combined with our current understanding of the status of existing claims. To estimate the warranty reserves, we must forecast the resolution of existing claims, as well as expected future claims on products previously sold. The amounts estimated to be due and payable could differ materially from what we may ultimately be required to pay. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could have a material adverse effect on our customer relations and our financial condition or results of operations.

Disruptions in the financial markets are adversely impacting the availability and cost of credit which could negatively affect our business.

The credit facility has a maximum borrowing level of $100.0 million and is scheduled to expire on November 1, 2012. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. As of December 31, 2010, we had borrowing capacity of $61.3 million, based on eligible current assets. We will need to refinance the credit facility prior to its expiration. Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the general lack of liquidity may adversely impact the availability and cost of credit. We may be required to refinance the credit facility at terms and rates that are less favorable than our current terms and rates, which could adversely affect our business, financial condition or results of operations.

Our debt obligations could limit our flexibility in managing our business and expose us to risks.

We are highly leveraged. As of December 31, 2010, the face amount of our senior secured notes was $175.0 million. In addition, we are permitted under the credit facility and the indenture governing the senior secured notes to incur additional debt, subject to specified limitations. Our high degree of leverage and the terms of our indebtedness may have important consequences including the following:

- we may have difficulty satisfying our obligations with respect to our indebtedness, and if we fail to comply with these requirements, an event of default could result;

- we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

- covenants relating to our debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

- covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and

- we may be placed at a competitive disadvantage against any less leveraged competitors.

These and other consequences of our substantial leverage and the terms of our indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Covenants in our credit facility and our indenture governing the senior secured notes may limit our ability to pursue our business strategies.

Our credit facility and the indenture governing our senior secured notes limit our ability to, among other things:

- incur additional debt and guarantees;
- pay dividends and repurchase our stock;
- make other restricted payments, including investments;
- create liens;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- enter into agreements that restrict dividends from subsidiaries;
- enter into transactions with our affiliates;
- consolidate, merge or sell or otherwise dispose of all or substantially all of our assets; and
- substantially change the nature of our business.

The agreement governing our credit facility also requires us to maintain a ratio of (1) consolidated EBITDA, as defined in the credit facility, less specified items to (2) consolidated fixed charges, as defined in the credit facility, of at least 1.10 to 1.00 whenever undrawn availability under the credit facility is less than $20 million. Our ability to comply with this fixed charge coverage ratio requirement, as well as the restrictive covenants under the terms of our indebtedness, may be affected by events beyond our control.

The restrictions contained in our indenture governing the senior secured notes and the agreement governing the credit facility could:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

- adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants under our indebtedness or our inability to comply with the fixed charge coverage ratio requirement in the credit facility could result in a default under the agreement governing the credit facility and the indenture governing the senior secured notes. If a default occurs, holders of the senior secured notes could declare all principal and interest to be due and payable, the lenders under the credit facility could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and terminate any commitments they have to provide further borrowings, and holders of the senior secured notes and the credit facility lenders could pursue foreclosure and other remedies against us and our assets.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance, our obligations with respect to our indebtedness will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. The credit facility and the indenture governing the senior secured notes restrict our ability to dispose of assets and use the proceeds from the disposition. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our business, financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the senior secured notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facility could terminate their commitments to lend us money, holders of the senior secured notes and the lenders under the credit facility could foreclose on or exercise other remedies against the assets securing the senior secured notes and borrowings under the credit facility and we could be forced into bankruptcy, liquidation or other insolvency proceedings, which, in each case, could result in your losing your investment in the Common Shares.

We are subject to risks related to our international operations.

Approximately 19.2% of our net sales in 2010 were derived from sales outside of North America. Non-current assets outside of North America accounted for approximately 8.7% of our non-current assets as of December 31, 2010. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse effect on our results of operations or financial condition.

We face risks arising from our equity investments in companies that we do not control.

Our consolidated results of operations include significant equity earnings from unconsolidated subsidiaries. For the year ended December 31, 2010, we recognized $10.3 million of equity earnings and received $5.5 million in cash dividends from our unconsolidated joint ventures, PST and Minda. Our ability to direct the operations of these entities is limited because we do not own a majority interest in either of them and we are bound by the terms of agreements with our joint venture partners. The performance of these joint ventures could also be adversely affected by disagreements between us and our joint venture partners, and sales of our equity interests in these entities are subject to rights of first refusal and other contractual limitations.

Our annual effective tax rate could be volatile and materially change as a result of changes in the mix of earnings and other factors.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis, but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions may not provide a current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property or are found liable for infringing the rights of others, our business could be adversely affected.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and license agreements, are important in the operation of our businesses, and we rely on the patent, trademark, copyright and trade secret laws of the United States and other countries, as well as nondisclosure agreements, to protect our intellectual property rights. We may not, however, be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property, breaching any nondisclosure agreements with us, or independently developing technology that is similar or superior to ours and not covered by our intellectual property. Any of the foregoing could reduce any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. We cannot assure you that any intellectual property will provide us with any competitive advantage or will not be challenged, rejected, cancelled, invalidated or declared unenforceable. In the case of pending patent applications, we may not be successful in securing issued patents, or securing patents that provide us with a competitive advantage for our businesses. In addition, our competitors may design products around our patents that avoid infringement and violation of our intellectual property rights.

We cannot be certain that we have rights to use all intellectual property used in the conduct of our businesses or that we have complied with the terms of agreements by which we acquire such rights, which could expose us to infringement, misappropriation or other claims alleging violations of third party intellectual property rights. Third parties have asserted and may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claims regarding intellectual property rights of others, could result in substantial costs and in a diversion of our resources. Any such claims and resulting litigation could require us to enter into licensing agreements (if available on acceptable terms or at all), pay damages and cease making or selling certain products and could result in a loss of our intellectual property protection. Moreover, we may need to redesign some of our products to avoid future infringement liability. We also may be required to indemnify customers or other third parties at significant expense in connection with such claims and actions. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Our inability to recover from natural or man-made disasters or similar events could adversely affect our business.

Our business and financial results may be affected by certain events that we cannot anticipate or that are beyond our control, such as natural or man-made disasters, national emergencies, significant labor strikes, work stoppages, political unrest, war or terrorist activities that could curtail production at our facilities and cause delayed deliveries and canceled orders. In addition, we purchase components, raw materials, information technology and other services from numerous suppliers, and, even if our facilities are not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may not be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events.

We may not be able to successfully integrate acquisitions into our business or may otherwise be unable to benefit from pursuing acquisitions.

Failure to successfully identify, complete and/or integrate acquisitions could have a material adverse effect on us. A portion of our growth in sales and earnings has been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. We expect to continue a strategy of selectively identifying and acquiring businesses with complementary products. We cannot assure you that any business acquired by us will be successfully integrated with our operations or prove to be profitable. We could incur substantial indebtedness in connection with our acquisition strategy, which could significantly increase our interest expense. Covenant restrictions relating to such indebtedness could restrict our ability to pay dividends, fund capital expenditures and consummate additional acquisitions. We anticipate that acquisitions could occur in geographic markets, including foreign markets, in which we do not currently operate. As a result, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any failure to successfully integrate such acquisitions could have a material adverse impact on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company and its joint ventures currently own or lease 18 manufacturing facilities that are in use, which together contain approximately 1.6 million square feet of manufacturing space. Of these manufacturing facilities, 11 are used by our Electronics reportable segment, four are used by our Control Devices reportable segment and three are owned by our joint venture companies. The following table provides information regarding our facilities:

Location	Owned/ Leased	Use	Square Footage
Electronics			
Juarez, Mexico	Owned	Manufacturing/Division Office	183,854
Portland, Indiana	Owned	Manufacturing	182,000
Chihuahua, Mexico	Owned	Manufacturing	135,569
Monclova, Mexico	Leased	Manufacturing	114,140
Tallinn, Estonia	Leased	Manufacturing	85,911
Walled Lake, Michigan	Leased	Manufacturing/Division Office	78,225
Orebro, Sweden	Leased	Manufacturing	77,472
Mitcheldean, England	Leased	Manufacturing (Vacant)	74,790
Chihuahua, Mexico	Leased	Manufacturing	61,619
El Paso, Texas	Leased	Warehouse	50,000
Chihuahua, Mexico	Leased	Manufacturing	49,805
Stockholm, Sweden	Leased	Engineering Office/Division Office	37,714
Dundee, Scotland	Leased	Manufacturing/Sales Office/Engineering Office	32,753
Portland, Indiana	Leased	Warehouse	25,000
Warren, Ohio	Leased	Engineering Office/Division Office	24,570
Chihuahua, Mexico	Leased	Engineering Office/Manufacturing	10,000
Bayonne, France	Leased	Sales Office/Warehouse	9,655
Stockholm, Sweden	Owned	Sales Office/Warehouse	2,013
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Rome, Italy	Leased	Sales Office	1,216
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	219,612
Canton, Massachusetts	Owned	Manufacturing	132,560
Sarasota, Florida	Owned	Manufacturing (Vacant)	115,000
Suzhou, China	Leased	Manufacturing/Warehouse/Division Office	25,737
Lexington, Ohio	Leased	Warehouse	15,000
Lexington, Ohio	Leased	Warehouse	7,788
Sarasota, Florida	Owned	Warehouse (Vacant)	7,500
Shanghai, China	Leased	Engineering Office/Sales Office	6,345
Lexington, Ohio	Leased	Manufacturing	2,700
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Seoul, South Korea	Leased	Sales Office	330
Joint Ventures			
Manaus, Brazil	Owned	Manufacturing	102,247
Pune, India	Owned	Manufacturing/Engineering Office/Sales Office	80,000
São Paulo, Brazil	Owned	Manufacturing/Engineering Office/Sales Office	45,467
Buenos Aires, Argentina	Leased	Sales Office	3,551

Item 3. Legal Proceedings.

We are involved in certain legal actions and claims arising in the ordinary course of business. However, we do not believe that any of the litigation in which we are currently engaged, either individually or in the aggregate, will have a material adverse effect on our business, consolidated financial position or results of operations. We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products causes personal injury or death to users of our products and there can be no assurance that we will not experience any material product liability losses in the future. We maintain insurance against such product liability claims. In addition, if any of our products prove to be defective, we may be required to participate in a government-imposed or customer OEM-instituted recall involving such products.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 8, 2011, we had 25,994,265 Common Shares without par value, issued and outstanding, which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,400 beneficial owners.

The Company has not historically paid or declared dividends, which are restricted under both the senior secured notes and the asset-based credit facility, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made, no event of default shall have occurred and outstanding indebtedness under our asset-based credit facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices for our Common Shares for each quarter ended during 2010 and 2009 are as follows:

Quarter Ended	High	Low
2010		
March 31	**$10.23**	**$ 6.00**
June 30	**$12.30**	**$ 7.57**
September 30	**$11.53**	**$ 7.02**
December 31	**$17.19**	**$10.02**
2009		
March 31	$ 4.80	$ 1.41
June 30	$ 4.89	$ 1.97
September 30	$ 7.20	$ 3.70
December 31	$ 9.60	$ 6.14

The Company did not repurchase any Common Shares in 2010 or 2009.

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the Morningstar Auto Parts Industry Group Index and the NYSE Composite Index based on the respective market price of each investment as of December 31, 2005, 2006, 2007, 2008, 2009 and 2010 assuming in each case an initial investment of $100 on December 31, 2005, and reinvestment of dividends.


250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
Stoneridge, Inc.
Morningstar Auto Parts Group Index (A)
NYSE Composite Index

	2005	2006	2007	2008	2009	2010
Stoneridge, Inc.	$100	$124	$121	$69	$136	**$239**
Morningstar Auto Parts Group Index[(A)]	$100	$113	$121	$52	$115	**$200**
NYSE Composite Index	$100	$120	$131	$80	$102	**$116**

(A) The Morningstar Auto Parts Group Index was formerly known as the Hemscott Group — Industry Group 333 Index.

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

Item 6. Selected Financial Data.

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data was derived from our consolidated financial statements.

Years ended December 31 (in thousands, except per share data)	2010	2009	2008	2007	2006
Statement of Operations Data:					
Net sales:					
Electronics	**$414,337**	$311,268	$533,328	$458,672	$456,932
Control Devices	**240,894**	176,815	236,038	289,979	271,943
Eliminations	**(20,005)**	(12,931)	(16,668)	(21,531)	(20,176)
Total net sales	**$635,226**	$475,152	$752,698	$727,120	$708,699
Gross profit	**$144,835**	$ 87,985	$166,287	$167,723	$158,906
Operating income (loss)[(A)]	**$ 22,803**	$ (18,243)	$ (43,271)	$ 34,799	$ 35,063
Equity in earnings of investees	**$ 10,346**	$ 7,775	$ 13,490	$ 10,893	$ 7,125
Income (loss) before income taxes[(A), (B)]					
Electronics	**$ 41,984**	$ (13,911)	$ 38,713	$ 20,692	$ 20,882
Control Devices	**15,153**	(5,712)	(78,858)	15,825	13,987
Corporate interest	**(20,163)**	(21,782)	(20,708)	(21,969)	(21,622)
Other corporate activities	**(25,671)**	8,079	10,078	8,676	6,392
Total income (loss) before income taxes	**$ 11,303**	$ (33,326)	$ (50,775)	$ 23,224	$ 19,639
Net income (loss)[(A), (C)]	**$ 10,625**	$ (32,323)	$ (97,527)	$ 16,671	$ 14,513
Net income (loss) attributable to noncontrolling interest	**(184)**	82	—	—	—
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries[(A), (C)]	**$ 10,809**	$ (32,405)	$ (97,527)	$ 16,671	$ 14,513
Basic net income (loss) per share[(A), (C)]	**$ 0.45**	$ (1.37)	$ (4.17)	$ 0.72	$ 0.63
Diluted net income (loss) per share[(A), (C)]	**$ 0.44**	$ (1.37)	$ (4.17)	$ 0.71	$ 0.63
Other Data:					
Product development expenses	**$ 37,563**	$ 32,993	$ 45,509	$ 45,223	$ 40,840
Capital expenditures	**$ 18,574**	$ 11,998	$ 24,573	$ 18,141	$ 25,895
Depreciation and amortization[(D)]	**$ 19,285**	$ 19,939	$ 26,399	$ 28,503	$ 26,180
Balance Sheet Data (as of December 31):					
Working capital	**$134,062**	$142,896	$160,387	$184,788	$135,915
Total assets	**$383,605**	$364,598	$382,437	$527,769	$501,807
Long-term debt, less current portion	**$167,903**	$183,431	$183,000	$200,000	$200,000
Shareholders' equity	**$ 88,088**	$ 74,057	$ 91,758	$206,189	$178,622

(A) Our 2008 operating loss, loss before income taxes, net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted net loss per share amounts includes a non-cash, pre-tax goodwill impairment loss of $65,175.

(B) During the year ended December 31, 2010, we placed Stoneridge Pollak Limited into administration. As a result, we recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively.

(C) Our 2008 net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted net loss per share amounts includes a non-cash deferred tax asset valuation allowance of $62,006.

(D) These amounts represent depreciation and amortization on fixed and certain finite-lived intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural and off-highway vehicle markets.

For the year ended December 31, 2010, net sales were $635.2 million, an increase of $160.0 million over our net sales for the year ended December 31, 2009 of $475.2 million. The increase in our net sales was primarily a result of the significant production volume increases experienced in our served markets during 2010. Net income for the year ended December 31, 2010 was $10.8 million, or $0.44 per diluted share, compared with a net loss of $32.4 million, or $(1.37) per diluted share, for 2009.

Our 2010 results were positively affected by improvements in the North American automotive and North American and European commercial vehicle markets as well as improvements in the global economy as a whole. Production volumes in the North American automotive vehicle market increased by 39.2% during the year ended December 31, 2010 when compared to the year ended December 31, 2009. This automotive vehicle market production volume increase had a positive effect on our North American automotive vehicle market net sales of approximately $50.2 million, primarily within our Control Devices segment. The commercial vehicle market production volumes in North America improved by 23.0% during the year ended December 31, 2010 when compared to the prior year, which resulted in increased net sales of approximately $30.8 million, primarily within our Electronics segment. Our net sales were also favorably affected by increased European commercial vehicle production volumes of 58.0% during the year ended December 31, 2010 as compared to the prior year. This increased production volume had a positive effect on our net sales of approximately $29.0 million, principally within the Electronics segment. Our 2010 net sales were further favorably affected by approximately $29.6 million, primarily within the Electronics segment due to production volume increases within the agricultural vehicle market. Our net sales to the agricultural vehicle market as a percentage of total net sales increased from 15.8% in 2009 to 17.9% for 2010. These increases in net sales were partially offset by unfavorable foreign currency exchange rates of approximately $1.7 million during the year ended December 31, 2010 when compared to the year ended December 31, 2009. Our gross margin percentage increased from 18.5% for the year ended December 31, 2009 to 22.8% for the current year. The increase in the current year gross margin percentage is largely a result of our increased sales in 2010 while substantially maintaining an overhead structure consistent with our 2009 level.

Our selling, general and administrative expenses ("SG&A") increased from $106.2 million for the year ended December 31, 2009 to $122.0 million for the year ended December 31, 2010. This $15.8 million, or 14.9%, increase in SG&A was largely due to increased compensation and compensation related expenses. Excluding product development, our compensation and compensation related expenses increased by approximately $9.2 million from the prior year, primarily as a result of increased incentive compensation expenses. In addition, our product development costs increased by approximately $4.6 million between periods due to our support of new product launches by our customers.

During 2010 we issued $175.0 million of senior secured notes with a fixed interest rate of 9.5%. We used the proceeds from this issuance and cash-on-hand to extinguish our $183.0 million 11.5% senior notes. As a result of this extinguishment, we incurred a loss of $1.3 million, primarily related to the write-off of unamortized deferred financing costs associated with the extinguished senior notes. We refinanced this long-term liability in order to extend its maturity to October 15, 2017 and to reduce the interest rate on our debt. For approximately one month during 2010, both the senior secured notes and a portion of the senior notes were outstanding, resulting in duplicate interest of approximately $0.7 million, which negatively affected our financial results. This additional interest expense was offset entirely by reduced interest as a result of our lower principle balance, lower interest rate and the effect of our fixed-to-variable interest rate swap agreement which was entered into during October 2010.

Our results for the year ended December 31, 2010 were also favorably affected by the wind down of our wholly-owned subsidiary, Stoneridge Pollak Limited ("SPL"), located in Mitcheldean, United Kingdom. On February 23, 2010, we placed SPL into administration (a structured bankruptcy) in the United Kingdom. We had previously ceased SPL's manufacturing operations in December of 2008, as part of the restructuring initiatives announced in October 2007. All SPL customer contracts were transferred to our other subsidiaries when we placed SPL into administration. We recognized a net gain within other expense (income), net of approximately $2.3 million, primarily from the reversal of the cumulative translation adjustment account, which had previously been included as a component of accumulated other comprehensive income within shareholders' equity. In addition, we recognized a tax benefit of approximately $1.2 million from the reversal of deferred tax liabilities; primarily employee benefit related which were also previously included as a component of accumulated other comprehensive income.

At December 31, 2010 and December 31, 2009, we maintained a cash and cash equivalents balance of $72.0 million and $91.9 million, respectively. As discussed in Note 4 to the consolidated financial statements, we have no borrowings under our asset-based credit facility (the "credit facility"). At December 31, 2010 and December 31, 2009, we had borrowing capacity of $61.3 million and $54.1 million, respectively.

Outlook

The North American automotive vehicle market has recovered significantly from 2009 levels, which has had a favorable effect on our Control Devices segment's results. North American automotive vehicle production was 11.9 million units for 2010. For 2011, this production volume is forecasted to be in the range of 12.5 million to 13.0 million units. If this forecasted increase in production volume occurs, it will favorably affect our Control Devices segment.

The North American and European commercial vehicle markets that we serve also recovered from 2009 levels. The medium-duty truck market, which represents nearly 65% of our sales volume in the North American commercial vehicle market, is forecasted to grow by 18% in 2011, with most of the increase coming in the second half of the year. In Europe, the commercial vehicle market is forecasted to grow by 30% in 2011. If these forecasted increases in production volumes occur, they will favorably affect our Electronics segment.

Agricultural vehicle production increased in 2010 when compared to 2009, which favorably affected both our Electronics and Control Devices segments. We believe that this market will continue to improve during 2011.

Through our restructuring activities initiated in prior years we have been able to reduce our cost structure. Our fixed overhead costs are lower due to the 2008 cessation of manufacturing operations at our Sarasota, Florida and Mitcheldean, United Kingdom locations. We were able to maintain our manufacturing capacity in light of these closures by transferring the manufacturing lines to other operating facilities. As our sales volumes have increased in 2010 our operating margin has benefited from our reduced cost structure. We believe that our 2011 results will continue to benefit from these restructuring activities.

As a result of our 2010 long-term debt refinancing, we expect to reduce our annual interest expense by approximately $4.1 million. We believe our 2011 interest expense will be further reduced by our fixed-to-variable interest rate swap.

Our 2011 results could be unfavorably affected by increased commodity prices, specifically copper. Copper prices increased during 2010 and have continued to increase in 2011. A portion of our 2011 sales will be subject to copper surcharge billings that will mitigate this increase in raw materials. Our 2011 results could also be unfavorably affected by foreign currency exchange rates. We have significant foreign denominated transaction exposure in certain locations especially in Mexico and Sweden.

During 2010, we experienced component shortages in our supply base, which has had an adverse effect on our results. Continued or escalated component shortages in our supply base may adversely affect our results.

Results of Operations

We are primarily organized by markets served and products produced. Under this organizational structure, our operations have been aggregated into two reportable segments: Electronics and Control Devices. The Electronics reportable segment includes results of operations that design and manufacture electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment includes results of operations that design and manufacture sensors, switches, valves and actuators.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
Electronics	$397,630	62.6%	$301,424	63.4%	$ 96,206	31.9%
Control Devices	237,596	37.4	173,728	36.6	63,868	36.8%
Total net sales	$635,226	100.0%	$475,152	100.0%	$160,074	33.7%

Our Electronics segment was positively affected by increased volume in our served markets by approximately $83.7 million for the year ended December 31, 2010 when compared to the prior year. The increase in net sales for our Electronics segment was primarily due to volume increases in our North American and European commercial vehicle products. Commercial vehicle market production volumes in North America and Europe increased by 23.0% and 58.0%, respectively, during the year ended December 31, 2010 when compared to the prior year. The increase in North American and European commercial vehicle production positively affected net sales in our Electronics segment for the year ended December 31, 2010 by approximately $31.4 million, or 21.4%, and $28.8 million, or 36.2%, respectively. Net sales within our Electronics segment were also favorably affected by approximately $23.8 million as a result of production volume increases in the agricultural vehicle market during the year ended December 31, 2010 when compared to the prior year. These increases were partially offset by unfavorable foreign exchange rates of approximately $1.7 million for the year ended December 31, 2010 when compared to the year ended December 31, 2009.

Our Control Devices segment was positively affected by increased volume in our served markets by approximately $55.7 million for the year ended December 31, 2010 when compared to the prior year. The increase in net sales for our Control Devices segment was primarily attributable to production volume increases at our major customers in the North American automotive vehicle market, which increased by 39.2% during the year ended December 31, 2010 when compared to the year ended December 31, 2009. Volume increases within the automotive vehicle market of our Control Devices segment increased net sales for the year ended December 31, 2010 by approximately $50.4 million, or 35.3%, when compared to the prior year. Control Devices net sales were approximately $5.7 million higher for 2010, when compared to 2009 as a result of production volume increases within the agricultural vehicle market.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
North America	**$513,455**	**80.8%**	$384,467	80.9%	$128,988	33.5%
Europe and other	**121,771**	**19.2**	90,685	19.1	31,086	34.3%
Total net sales	**$635,226**	**100.0%**	$475,152	100.0%	$160,074	33.7%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales was primarily attributable to increased sales volume in our North American automotive and commercial vehicle markets. These increased volume levels had a positive effect on our net sales for the year ended December 31, 2010 of $50.2 million and $30.8 million for our North American automotive and commercial vehicle markets, respectively. Production volume increases within the agricultural vehicle market during the year ended December 31, 2010 favorably affected our North American net sales by approximately $27.8 million. Our increase in net sales outside North America was primarily due to increased sales of European commercial vehicle market products, which had a positive effect on our net sales for the year ended December 31, 2010 of approximately $29.0 million.

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase/ (decrease)
Net sales	**$635,226**	**100.0%**	$475,152	100.0%	$160,074
Costs and Expenses:					
Cost of goods sold	**490,391**	**77.2**	387,167	81.5	103,224
Selling, general and administrative	**122,032**	**19.2**	106,228	22.4	15,804
Operating income (loss)	**22,803**	**3.6**	(18,243)	(3.9)	41,046
Interest expense, net	**21,780**	**3.4**	21,965	4.6	(185)
Equity in earnings of investees	**(10,346)**	**(1.6)**	(7,775)	(1.6)	(2,571)
Loss on early extinguishment of debt	**1,346**	**0.2**	—	—	1,346
Other expense (income), net	**(1,280)**	**(0.2)**	893	0.2	(2,173)
Income (loss) before income taxes	**11,303**	**1.8**	(33,326)	(7.1)	44,629
Provision (benefit) for income taxes	**678**	**0.1**	(1,003)	(0.2)	1,681
Net income (loss)	**10,625**	**1.7**	(32,323)	(6.9)	42,948
Net income (loss) attributable to noncontrolling interest	**(184)**	**—**	82	—	(266)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	**$ 10,809**	**1.7%**	$ (32,405)	(6.9)%	$ 43,214

Cost of Goods Sold. The decrease in cost of goods sold as a percentage of net sales was primarily due to the significant increase in volume of our European commercial vehicle and North American commercial, automotive and agricultural vehicle markets during the year ended December 31, 2010 when compared to the prior year, while maintaining our 2009 fixed overhead cost structure. A portion of our cost structure is relatively fixed in nature, such as overhead and depreciation costs. These fixed costs combined with significantly higher net sales in 2010, resulted in a lower cost of goods sold as a percentage of net sales for the year ended December 31, 2010. Our material cost as a percentage of net sales for our Electronics segment for the year ended December 31, 2010 and 2009 was 56.4% and 55.4%, respectively. This increase is largely due to higher commodity prices incurred during the year ended December 31, 2010. Our material cost as a percentage of net sales for the Control Devices segment increased slightly from 52.9% for the year ended December 31, 2009 to 53.0% for the year ended December 31, 2010.

Selling, General and Administrative Expenses. Product development expenses included in SG&A were $37.6 million and $33.0 million for 2010 and 2009, respectively. The increase in product development costs is a result of our customers' new product launches in the near term. The increase in SG&A costs excluding product development expenses was mainly due to higher employee related costs of approximately $9.2 million, primarily incentive compensation. Our SG&A costs decreased as a percentage of net sales because of the increase in net sales recognized in the current period when compared to the prior year period.

Costs from our restructuring initiatives for the year ended December 31, 2010 decreased compared to the year ended December 31, 2009 as a result of our restructuring initiatives nearing completion. Costs incurred during the year ended December 31, 2010 related to restructuring initiatives amounted to approximately $0.3 million and were comprised of one-time termination benefits and contract termination costs. These restructuring actions within our Electronics segment were a combination of severance costs as a result of the continuation of restructuring initiatives which began in 2009 and related to our cancelled lease in Mitcheldean, United Kingdom. Restructuring charges for the year ended December 31, 2009 were approximately $3.7 million and were primarily comprised of one-time termination benefits. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as a component of SG&A, while the remaining restructuring related expenses were included in cost of goods sold.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2010 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	**$183**	**$—**	**$183**
Contract termination costs	**121**	**—**	**121**
Total general and administrative restructuring charges	**$304**	**$—**	**$304**

All restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2009 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$2,237	$1,034	$3,271
Contract termination costs	374	—	374
Total general and administrative restructuring charges	$2,611	$1,034	$3,645

Equity in Earnings of Investees. The increase in equity earnings of investees was attributable to the increase in equity earnings recognized from our PST and Minda joint ventures. Equity earnings for PST increased from $7.4 million for the year ended December 31, 2009 to $9.5 million for the year ended December 31, 2010. The increase primarily reflects higher volumes for PST's product lines and new product launches during the year ended December 31, 2010. In addition, PST benefited from favorable foreign currency fluctuations during the year ended December 31, 2010 when compared to 2009 of approximately $0.5 million. Equity earnings for Minda increased from $0.4 million for the year ended

December 31, 2009 to $0.9 million for the year ended December 31, 2010. This increase primarily reflects higher volumes for Minda's products during the current year.

Loss on Early Extinguishment of Debt. In 2010, we recognized a loss of $1.3 million on early extinguishment of our $183.0 million senior notes. This loss was primarily comprised of a $1.0 million charge related to the write-off of unamortized deferred financing costs associated with the extinguished senior notes. In addition, we incurred $0.3 million of expenses for premiums paid to senior note holders whom tendered their notes early and professional fees associated with the tender offer.

Other Expense (Income), net. As a result of placing SPL into administration, we recognized a gain of approximately $2.3 million during the year ended December 31, 2010 within other expense (income), net on the consolidated statement of operations. This gain is primarily related to the reversal of the cumulative translation adjustment account, which had previously been included as a component of other comprehensive income within shareholders' equity. The gain is partially offset by foreign currency loss during the year ended December 31, 2010 of approximately $1.0 million. For the year ended December 31, 2009, other expense of $0.9 million relates to foreign currency losses incurred during the year.

Income (Loss) Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2010	2009	Dollar increase/ (decrease)	Percent increase/ (decrease)
Electronics[(A)]	**$ 9,472**	$(13,911)	$23,383	168.1%
Control Devices[(A)]	**15,626**	(5,712)	21,338	373.6%
Other corporate activities[(A)]	**6,368**	8,079	(1,711)	(21.2)%
Corporate interest expense	**(20,163)**	(21,782)	1,619	7.4%
Income (loss) before income taxes	**$ 11,303**	$(33,326)	$44,629	133.9%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within the Electronics segment of $32,512 and a loss within the Control Devices segment and other corporate activities of $473 and $32,039, respectively. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

The increase in profitability in the Electronics reportable segment was principally related to the increased sales volume, primarily to our commercial and agricultural vehicle customers for the year ended December 31, 2010 when compared to 2009. Production volume increases favorably affected our Electronics segment by $83.7 million during the year ended December 31, 2010 when compared to the prior year. In addition, restructuring related expenses for the Electronics segment were approximately $2.3 million lower for the year ended December 31, 2010 when compared to 2009.

The increase in profitability in the Control Devices reportable segment was primarily due to increased sales volume for the year ended December 31, 2010 when compared to the year ended December 31, 2009. Production volume increases favorably affected our net sales within the Control Devices segment by approximately $55.7 million for the year ended December 31, 2010 when compared to the prior year.

The decrease in profitability from other corporate activities was primarily due to higher employee related costs, largely incentive compensation costs incurred during the year ended December 31, 2010 when compared to 2009.

Income (loss) before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2010		2009		Dollar increase	Percent increase
North America[(A)]	$ 9,113	80.6%	$(16,715)	50.2%	$25,828	154.5%
Europe and other[(A)]	2,190	19.4	(16,611)	49.8	18,801	113.2%
Income (loss) before income taxes	$11,303	100.0%	$(33,326)	100.0%	$44,629	133.9%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within Europe and other and a loss within North America of $32,430. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

North America income (loss) before income taxes includes interest expense, net of approximately $21.6 million and $22.3 million for the year ended December 31, 2010 and 2009, respectively.

Excluding the effect of the SPL administration, our North American results improved, primarily as a result of increased volume in the North American automotive and commercial vehicle markets during the year ended December 31, 2010 as compared to 2009. Our results in Europe and other were favorably affected by our increased European commercial vehicle market sales during the current period.

Provision (Benefit) for Income Taxes. We recognized a provision (benefit) for income taxes of $0.7 million, or 6.0% of our pre-tax net income, and $(1.0) million, or 3.0% of pre-tax net loss, for federal, state and foreign income taxes for 2010 and 2009, respectively. As of December 31, 2010, the Company continues to be in a cumulative loss position and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The increase in tax expense for the year ended December 31, 2010 compared to the same period for 2009 was primarily attributable to the improved financial performance in most foreign locations including the improved financial performance of our PST joint venture which we are required to provide deferred tax expense on our share of its earnings. The increase in tax expense for the year ended December 31, 2010 was partially offset by a reduction in the U.S. valuation allowance due to the receipt of PST dividends as well as a tax benefit related to our United Kingdom operations. As a result of placing SPL into administration, as described in Note 13, the Company recognized a tax benefit of approximately $1.2 million for United Kingdom jurisdictions during the year ended December 31, 2010, from the reversal of deferred tax liabilities, primarily employee benefit related, that were previously included as a component of accumulated other comprehensive income within shareholders' equity.

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2009		2008		Dollar decrease	Percent decrease
Electronics	$301,424	63.4%	$520,936	69.2%	$(219,512)	(42.1)%
Control Devices	173,728	36.6	231,762	30.8	(58,034)	(25.0)%
Total net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)	(36.9)%

Our Electronics segment was adversely affected by reduced volume in our served markets by approximately $198.1 million for the year ended December 31, 2009 when compared to the year ended December 31, 2008. The decrease in net sales for our Electronics segment was primarily due to volume declines in our North American and European commercial vehicle production. Commercial vehicle market production volumes in Europe and North America declined by 64.1% and 39.8%, respectively, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The reductions in European and North American commercial vehicle production negatively affected net sales in our Electronics segment for the year ended December 31, 2009 by approximately $65.3 million or 42.3% and $88.7 million or 37.3%, respectively. The balance of the decrease was primarily related to volume declines in the agricultural and automotive vehicle markets of approximately $22.6 million and $21.5 million, respectively. In addition, our Electronics segment net sales were unfavorably affected by foreign currency fluctuations of approximately $15.3 million in 2009 when compared to 2008.

Our Control Devices segment was adversely affected by reduced volume in our served markets by approximately $49.4 million for the year ended December 31, 2009 when compared to the year ended December 31, 2008. The decrease in net sales for our Control Devices segment was primarily attributable to production volume reductions at our major customers in the North American automotive vehicle market. Production volumes in the North American automotive vehicle market declined by 32.3% during the year ended December 31, 2009 when compared to the year ended December 31, 2008. Volume reductions within the automotive market of our Control Devices segment reduced net sales for the year ended December 31, 2009 by approximately $39.4 million, or 20.7%, when compared to the year ended December 31, 2008. In addition, net sales were adversely affected by sales losses during the year ended December 31, 2009 of approximately $10.0 million. These sales losses were primarily a result of our products being decontented or removed from certain customer products. The balance of the decrease was related to volume declines in the agricultural and commercial vehicle markets of approximately $5.6 million and $4.4 million, respectively during the year ended December 31, 2009 when compared to the year ended December 31, 2008.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2009		2008		Dollar decrease	Percent decrease
North America	$384,467	80.9%	$557,990	74.1%	$(173,523)	(31.1)%
Europe and other	90,685	19.1	194,708	25.9	(104,023)	(53.4)%
Total net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)	(36.9)%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The decrease in North American net sales was primarily attributable to lower sales volume in our North American commercial vehicle, automotive and agricultural markets. These lower volume levels had a negative effect on our net sales for the year ended December 31, 2009 of $93.1 million, $41.9 million and $25.8 million for our North American commercial vehicle, automotive vehicle and agricultural markets, respectively. Our decrease in net sales outside North America was primarily due to lower sales volumes in the European commercial and automotive vehicle markets, which had a negative effect on net sales for the year ended December 31, 2009 of approximately $65.4 million and $19.0 million, respectively. In addition, our 2009 net sales outside of North America were negatively affected by foreign currency fluctuations of approximately $15.3 million.

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31		2009		2008	Dollar increase/ decrease
Net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)
Costs and Expenses:					
Cost of goods sold	387,167	81.5	586,411	77.9	(199,244)
Selling, general and administrative	106,228	22.4	144,383	19.2	(38,155)
Goodwill impairment charge	—	—	65,175	8.7	(65,175)
Operating loss	(18,243)	(3.9)	(43,271)	(5.8)	25,028
Interest expense, net	21,965	4.6	20,575	2.7	1,390
Equity in earnings of investees	(7,775)	(1.6)	(13,490)	(1.8)	5,715
Other expense, net	893	0.2	419	0.1	474
Loss before income taxes	(33,326)	(7.1)	(50,775)	(6.8)	17,449
Provision (benefit) for income taxes	(1,003)	(0.2)	46,752	6.2	(47,755)
Net loss	(32,323)	(6.9)	(97,527)	(13.0)	65,204
Net income attributable to noncontrolling interest	82	—	—	—	82
Net loss attributable to Stoneridge, Inc. and subsidiaries	$ (32,405)	(6.9)%	$ (97,527)	(13.0)%	$ 65,122

Cost of Goods Sold. The increase in cost of goods sold as a percentage of net sales was due to the significant decline in volume of our European and North American commercial and automotive vehicle markets net sales during 2009. A portion of our cost structure is fixed in nature, such as overhead and depreciation costs. These fixed costs combined with significantly lower net sales increased our cost of goods sold as a percentage of net sales. In addition, our cost of goods sold for 2008 included approximately $7.0 million of restructuring charges. In 2009, there was approximately $0.1 million of restructuring costs included in cost of goods sold. Our material cost as a percentage of net sales for our Electronics segment for 2009 and 2008 was 55.4% and 51.8%, respectively. This increase is primarily due to significantly lower volume from our military related commercial vehicle products during the year ended December 31, 2009. Our materials cost as a percentage of net sales for the Control Devices segment increased from 50.7% for 2008 to 52.9% for 2009. Our material costs as a percent of sales increased during the year ended December 31, 2009 due to the outsourcing of a stamping operation and inventory related charges. As a result of outsourcing the stamping operation, the entire cost of the stamping was included in direct material. Prior to outsourcing the stamping operation, the cost was split between direct labor, direct material and overhead.

Selling, General and Administrative Expenses. Product development expenses included in SG&A were $33.0 million and $45.5 million for 2009 and 2008, respectively. Product development expenses for our Electronics and Control Devices segments decreased from $29.5 million and $16.0 million for 2008 to $19.5 million and $13.5 million for 2009, respectively. The decrease in product development costs for both segments was a result of our customers delaying new product launches as well as planned reductions in our design activities. The decrease in SG&A costs excluding product development expenses was due to lower employee related costs of approximately $17.3 million caused by reduced headcount and lower incentive compensation expenses, company-wide. Cost reductions for the year ended December 31, 2009 benefited from a combination of restructuring initiatives incurred in prior periods and temporary cost control measures, such as wage and benefit freezes and unpaid leaves. Our SG&A costs increased as a percentage of net sales because net sales declined faster than we were able to reduce our SG&A costs.

Costs from our restructuring initiatives for 2009 decreased compared to 2008. Costs incurred during 2009 related to restructuring initiatives amounted to approximately $3.7 million and were primarily comprised of one-time termination benefits. Restructuring related expenses of $3.6 million that were general and administrative in nature were included in our consolidated statements of operations as a component of SG&A, while the remaining $0.1 million of restructuring related expenses was included in cost of goods sold. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring charges for 2008 were approximately $15.4 million and were comprised of one-time termination benefits and line-transfer expenses related to our initiative to improve the Company's manufacturing efficiency and cost position by ceasing manufacturing operations at our Control Devices segment facility in Sarasota, Florida and our Electronics segment facility in Mitcheldean, United Kingdom. Restructuring related expenses of $8.4 million that were general and administrative in nature were included in our consolidated statements of operations as as a component of SG&A, while the remaining $7.0 million of restructuring related expenses were included in cost of goods sold. These initiatives were substantially completed in 2009.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2009 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$2,237	$1,034	$3,271
Contract termination costs	374	—	374
Total general and administrative restructuring charges	$2,611	$1,034	$3,645

Severance costs relate to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2008 were as follows (in thousands):

	Electronics	Control Devices	Total consolidated restructuring charges
Severance costs	$2,564	$2,521	$5,085
Contract termination costs	1,305	—	1,305
Other exit costs	23	1,978	2,001
Total general and administrative restructuring charges	$3,892	$4,499	$8,391

Other exit costs include miscellaneous expenditures associated with exiting business activities, such as the transferring of production equipment.

Goodwill Impairment Charge. A goodwill impairment charge of $65.2 million was recorded during 2008. During the fourth quarter of 2008, as a result of the deterioration of the global economy and its effects on the automotive and commercial vehicle markets, we recognized the goodwill impairment charge within our Control Devices reportable segment. There were no similar impairment charges taken in 2009.

Equity in Earnings of Investees. The decrease in equity earnings of investees was predominately attributable to the decrease in equity earnings recognized from our PST joint venture. Equity earnings for PST declined from $12.8 million for the year ended December 31, 2008 to $7.4 million for the year ended December 31, 2009. The decrease was caused by a 19.3% decline in PST's net sales.

Income (Loss) Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2009	2008	Dollar increase/ (decrease)	Percent increase/ (decrease)
Electronics	$(13,911)	$ 38,713	$(52,624)	(135.9)%
Control Devices	(5,712)	(78,858)	73,146	92.8%
Other corporate activities	8,079	10,078	(1,999)	(19.8)%
Corporate interest expense, net	(21,782)	(20,708)	(1,074)	(5.2)%
Loss before income taxes	$(33,326)	$(50,775)	$ 17,449	34.4%

The decrease in our profitability in the Electronics reportable segment was primarily related to the significant decline in net sales, primarily related to volume declines in 2009 when compared to 2008. Volume reductions reduced our net sales within the Electronics segment by approximately $198.1 million for the year ended December 31, 2009 when compared to the year ended December 31, 2008.

The decrease in loss before income taxes in the Control Devices reportable segment was primarily due to the goodwill impairment charge of $65.2 million recognized in 2008. Additionally, the Control Devices segment recognized an additional $7.8 million of restructuring related expenses in 2008 as compared to 2009. Volume reductions reduced our net sales within the Control Devices segment by approximately $49.4 million for the year ended December 31, 2009 when compared to the year ended December 31, 2008.

The increase in corporate interest expense, net from 2008 to 2009 was a result of a lower amount of interest income realized during the year ended December 31, 2009 to offset our interest expense. The decreased interest income is attributable to lower yields on investments during 2009 when compared to 2008.

The decrease in income before income taxes from other corporate activities was primarily due to a decrease in equity earnings from our PST joint venture of $5.4 million in 2009 when compared to 2008. This was partially offset by reduced compensation and compensation related costs recognized during 2009 when compared to 2008, due to cost reduction initiatives. Compensation and compensation related costs were approximately $1.7 million lower in 2009 than they were in 2008.

Loss before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2009		2008		Dollar increase/ (decrease)	Percent increase
North America	$(16,715)	50.2%	$(47,795)	94.1%	$ 31,080	65.0%
Europe and other	(16,611)	49.8	(2,980)	5.9	(13,631)	NM
Loss before income taxes	$(33,326)	100.0%	$(50,775)	100.0%	$ 17,449	34.4%

NM not meaningful

North American loss before income taxes includes interest expense, net of approximately $22.3 million and $21.4 million for the year ended December 31, 2009 and 2008, respectively.

Our North American 2008 profitability was adversely affected by the $65.2 million goodwill impairment charge. Excluding the goodwill impairment charge, the decrease in our profitability in North America was primarily attributable to lower commercial and automotive vehicle sales volumes during the year ended December 31, 2009 of approximately $93.1 million and $41.9 million, respectively, when compared to 2008. The decrease in profitability outside North America was primarily due to lower sales volumes within our European commercial vehicle market of approximately $65.4 million for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

Provision (Benefit) for Income Taxes. We recognized a provision (benefit) for income taxes of $(1.0) million, or 3.0% and $46.8 million, or (92.1)% of our pre-tax net loss, for federal, state and foreign income taxes for 2009 and 2008, respectively. The effective tax rate for 2009 decreased compared to 2008 primarily as a result of the difference in the amount of valuation allowance recorded against our domestic deferred tax assets. Prior to 2008 the Company had not provided a valuation allowance against its domestic deferred tax assets, therefore the amount of valuation allowance provided in 2008 was based on the total domestic deferred tax asset amount. The amount of valuation allowance provided in 2009 is significantly less than 2008 as it relates only to the change in domestic deferred tax assets from 2008 to 2009. Due to the impairment of goodwill in 2008, the Company was in a cumulative loss position for the period 2007 – 2009 and has provided a valuation allowance offsetting federal, state and certain foreign net deferred tax assets. Additionally, the 2008 effective tax rate was negatively affected by non-deductible goodwill.

Liquidity and Capital Resources

Summary of Cash Flows for the years ended December 31, 2010 and 2009 (in thousands):

	2010	2009	Dollar increase/ (decrease)
Net cash provided by (used for):			
Operating activities	**$ 13,851**	$ 13,824	$ 27
Investing activities	**(18,518)**	(17,764)	(754)
Financing activities	**(14,029)**	336	(14,365)
Effect of exchange rate changes on cash and cash equivalents	**(1,237)**	2,819	(4,056)
Net change in cash and cash equivalents	**$(19,933)**	$ (785)	$(19,148)

Cash provided by operating activities for 2010 was consistent with 2009. Our cash provided by operating activities for the year ended December 31, 2010 was positively affected by higher net income and accounts payable balances. This was partially offset by higher accounts receivable and inventory balances. Our higher working capital account balances at December 31, 2010 were attributable to the higher sales volume in the current period. Our receivable terms and collections rates have remained consistent between periods presented. As our served markets improve we expect that our working capital requirements will continue to increase accordingly.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects of approximately $6.6 million. Our 2009 capital expenditures were historically lower than normal as a result of our customers delaying product launches. As our served markets continue to improve we expect our future capital expenditures to increase and be more consistent with our historical expenditures. Also, during 2009, we acquired 51% ownership interest in Bolton Conductive Systems, LLC ("BCS") at a cost of approximately $6.0 million.

During the year ended December 31, 2010, we issued $175.0 million senior secured notes with a fixed interest rate of 9.5%. These senior secured notes were issued at a 2.5% discount to the initial purchasers, which resulted in net proceeds of $170.6 million from the issuance. We used the proceeds from this issuance and cash-on-hand to extinguish our $183.0 million, 11.5% senior notes. We refinanced this long-term liability in order to extend its maturity to October 15, 2017 and to reduce the interest rate on the debt. In conjunction with the senior secured notes issuance, we incurred $1.4 million of costs, which were capitalized as deferred financing costs at December 31, 2010. As a result of the refinancing, we expect to reduce our annual cash interest by approximately $4.4 million. Also, during 2010, our wholly-owned subsidiary located in Suzhou, China ("Suzhou") entered into a term loan of 4,690 Chinese yuan which was approximately $0.7 million at December 31, 2010.

Summary of Cash Flows for the years ended December 31, 2009 and 2008 (in thousands):

	2009	2008	Dollar increase/ (decrease)
Cash provided by (used for):			
Operating activities	$ 13,824	$ 42,456	$(28,632)
Investing activities	(17,764)	(23,901)	6,137
Financing activities	336	(16,231)	16,567
Effect of exchange rate changes on cash and cash equivalents	2,819	(5,556)	8,375
Net change in cash and cash equivalents	$ (785)	$ (3,232)	$ 2,447

The decrease in net cash provided by operating activities was primarily due to lower earnings, partially offset by lower inventory balances as of December 31, 2009 when compared to December 31, 2008. In particular, we reduced inventories in 2009 because of lower production requirements and the reduction of inventory safety stock resulting from the transfer of production from our Sarasota, Florida and Mitcheldean, United Kingdom facilities to other Stoneridge facilities during the last six months of 2008.

The decrease in net cash used for investing activities reflects a decrease in cash used for capital projects of approximately $12.6 million offset by an increase in business acquisitions of $5.0 million in 2009. We acquired a 51% membership interest in BCS during 2009. Capital expenditures were lower for the year ended December 31, 2009 when compared to 2008 due to our customers delaying new product launches. We believe that our capital expenditures will increase as the markets that we serve continue to recover.

The decrease in net cash used by financing activities was primarily due to cash used to purchase and retire $17.0 million in face value of the Company's senior notes during 2008. There was no similar activity during 2009.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2010 (in thousands):

	Total	Less than 1 year	2 – 3 years	4 – 5 years	After 5 years
Debt	$176,138	$ 946	$ 192	$ —	$175,000
Operating leases	24,064	6,018	9,863	5,294	2,889
Total contractual obligations	$200,202	$6,964	$10,055	$5,294	$177,889

Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from our credit facility will provide sufficient liquidity to meet our future growth and operating needs.

On October 4, 2010, we issued $175.0 million of senior secured notes. These senior secured notes bear interest at an annual rate of 9.5% and mature on October 15, 2017. The senior secured notes were issued at a 2.5% discount to the initial purchasers. We will accrete this discount using the effective interest method over the life of the senior secured notes. The senior secured notes are redeemable, at our option, beginning October 15, 2014 at 104.75%. Interest payments commence on April 15, 2011 and are payable on April 15 and October 15 of each year, thereafter. The senior secured notes indenture limits our and our restricted subsidiaries amount of indebtedness, restricts certain payments and includes various other non-financial restrictive covenants. The senior secured notes are guaranteed by all of our existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any of our or our guarantors' indebtedness will also guarantee the senior secured notes.

On October 4, 2010, we entered into a fixed-to-variable interest rate swap agreement (the "Swap") with a notional amount of $45.0 million. The Swap was designated as a fair value hedge of the fixed interest rate obligation under our $175.0 million 9.5% senior secured notes due October 15, 2017. We pay variable interest equal to the six-month LIBOR plus 7.19% and we receive a fixed interest rate of 9.5% under the Swap. The critical terms of the Swap match the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness.

As outlined in Note 6 to our consolidated financial statements, our credit facility permits borrowing up to a maximum level of $100.0 million. At December 31, 2010, there were no borrowings on the credit facility. The available borrowing capacity on the credit facility is based on eligible current assets, as defined. At December 31, 2010, we had a borrowing capacity of $61.3 million based on eligible current assets. The credit facility does not contain financial performance covenants which would constrain our borrowing capacity. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15.0 million minus certain guarantees and obligations. We were in compliance with all covenants at December 31, 2010. In connection with the senior secured notes issuance, we entered into an Amended and Restated Credit and Security Agreement on September 20, 2010. The Amended and Restated Credit and Security Agreement which became effective on October 4, 2010 (i) provided certain consents necessary for the issuance of the senior secured notes, (ii) extended the expiration date of the credit facility to November 1, 2012 and (iii) granted the facility agent, for the benefit of the lenders, second priority liens and security interests in the collateral subject to first priority liens and security interests in favor of the collateral agent for the holders of the senior secured notes.

The BCS master revolving note (the "Revolver") permits borrowing up to a maximum level of $3.0 million. On September 29, 2010, BCS amended the Revolver to extend the maturity date to September 29, 2011 and reduced the interest rate to the prime referenced rate plus a margin of 2.0%, which is payable quarterly. The available borrowing capacity on the Revolver is based on an advanced formula, as defined. At December 31, 2010, BCS has borrowing capacity of $1.1 million based on the advanced formula. At December 31, 2010, BCS had approximately $0.7 million in borrowings outstanding on the Revolver, which is included on the consolidated balance sheet as a component of accrued expenses and other current liabilities. At December 31, 2010 the interest rate on the Revolver was 5.25%. The Company is a guarantor as it relates to the Revolver. The Revolver contains certain financial restrictive covenants. BCS violated the fixed charge and tangible net worth covenants related to the Revolver on December 31, 2010. Subsequent to year-end, BCS received a waiver for covenant violations occurring between December 31, 2010 and February 28, 2011.

The Suzhou term loan is in the amount of 4,690 Chinese yuan, which was approximately $0.7 million at December 31, 2010 and is included on the consolidated balance sheet as a component of accrued expenses and other current liabilities. The term loan matures on August 5, 2011. Interest is payable monthly at the one-year lending rate published by The People's Bank of China multiplied by 110.0%. At December 31, 2010, the interest rate on the term loan was 6.39%.

As part of our 2009 acquisition of BCS, we may be required to make additional payments to the previous owners of BCS for our 51% membership interest based on BCS achieving financial performance targets as defined by the purchase agreement. The maximum amount of additional payments to the prior owners of BCS is $3.2 million per year in 2012 and 2013 and are contingent upon BCS achieving profitability targets based on earnings before interest, income taxes, depreciation and amortization in each of the years 2011 and 2012. In addition, we may be required to make additional payments to BCS of approximately $0.5 million in 2012 based on BCS achieving annual revenue targets in 2011. We recorded $0.4 million, which represents the fair value of the estimated future additional payments to the prior owners of BCS as of December 31, 2010 on the consolidated balance sheet as a component of other long-term liabilities. The purchase agreement provides us with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement. If we do not exercise this option the minority owners of BCS have the option in 2014 to purchase our 51% interest in BCS at a price determined in accordance with the purchase agreement or to jointly market BCS for sale.

We have significant U.S. federal income tax net operating loss carryforwards and research credit carryforwards. The Internal Revenue Code of 1986, as amended, imposes an annual limitation on the ability of a corporation that undergoes an "ownership change" to use its net operating loss and credit carryforwards to reduce its tax liability. During the fourth quarter of 2010 we undertook a secondary offering. As a result of the secondary offering a substantial change in our ownership occurred and we may have experienced an ownership change pursuant to Section 382 of the Internal Revenue Code of 1986, as revised. We are in the process of evaluating the secondary offering and the potential impact, if any, on our ability to fully utilize net operating loss and research credit carry forwards. If it is ultimately determined that we did experience an ownership change, there would not be an impact to the balance sheet and statement of operations as of December 31, 2010 due to us being in a valuation allowance position.

At December 31, 2010, we had a cash and cash equivalents balance of approximately $72.0 million, of which $37.8 million was held domestically and $34.2 million was held in foreign locations. None of our cash balance was restricted at December 31, 2010.

Inflation and International Presence

Given the current economic climate and recent fluctuations in certain commodity prices, we believe that an increase in such items could significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" — those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. There were no such significant instances of this in 2010. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectability of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectability in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out method for U.S. inventories and by the first-in, first-out method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. We adjust our excess and obsolescence reserve at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. We have guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage.

Goodwill. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Deferred Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. These deferred tax assets will begin to expire, if unused, no later than 2025 and 2021, respectively.

Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes* (Accounting Standards Codification™ ("ASC") Topic 740), requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, our forecast of taxable income for the current year and future years and tax planning strategies.

During the fourth quarter of 2008, the Company concluded that it was no longer more-likely-than-not that we would realize our U.S. deferred tax assets. As a result we provided a full valuation allowance, net of certain future reversing taxable temporary differences, with respect to our U.S. deferred tax assets. This conclusion did not change for 2009 and 2010. To the extent that realization of a portion or all of the tax assets becomes more-likely-than-not to be realized based on changes in circumstances a reversal of that portion of the deferred tax asset valuation allowance will be recorded.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

Restructuring. We have recorded restructuring charges in prior periods in connection with improving manufacturing efficiency and cost position by transferring production to other locations. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with this initiative, we recorded liabilities for severance costs. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate. For further discussion of our restructuring activities, see Note 11 to our consolidated financial statements included in this report.

Recently Issued Accounting Standards

New accounting standards implemented:

In June 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued Accounting Standards Update No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which provides amendments to Accounting Standards Codification Topic No. 810, *Consolidation* ("ASC Topic 810") to reflect the revised guidance. Among other things, the new guidance requires a qualitative rather than a quantitative assessment to determine the primary beneficiary of a VIE based on whether the entity (i) has the power to direct matters that most significantly impact the activities of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In addition, the amended guidance requires an ongoing reconsideration of the primary beneficiary. The provisions of this new guidance were effective as of January 1, 2010, and the adoption did not have an impact on our financial statements. We analyzed our joint ventures in accordance with ASC Topic 810 to determine whether they are VIE's and, if so, whether we are the primary beneficiary. Both of our joint ventures at December 31, 2010 were determined under the provisions of ASC Topic 810 to be unconsolidated joint ventures and were accounted for under the equity method of accounting.

Forward-Looking Statements

Portions of this report contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "should," "designed to," "believes," "plans," "projects," "intends," "expects," "estimates," "anticipates," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in commercial, automotive, agricultural or off-highway vehicle production;
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of our indebtedness and the restrictive covenants contained in the agreements governing our indebtedness, including our credit facility and the senior secured notes;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;

- the failure to achieve the successful integration of any acquired company or business;
- the occurrence or non-occurrence of circumstances beyond our control; and
- the items described in Part II, Item IA ("Risk Factors").

In addition, the forward-looking statements contained herein represent our estimates only as of the date of this filing and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, whether to reflect actual results, changes in assumptions, changes in other factors affecting such forward-looking statements or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. The face amount of our senior secured notes was $175.0 million at December 31, 2010. We currently have no amounts outstanding on our revolving credit facility. As discussed in Note 9 to our consolidated financial statements, the Company entered into a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45.0 million to hedge its exposure to fair value fluctuations on a portion of its senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under the Company's $175.0 million 9.5% senior secured notes due October 15, 2017. Under the Swap, the Company pays a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.19% and it receives a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15, beginning on April 15, 2011. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. A hypothetical 10.0% favorable or adverse change in the LIBOR would not significantly affect our results of operations, financial position or cash flows.

Commodity Price Risk

Given the current economic climate and recent fluctuations in certain commodity costs, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. In the past, we managed this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. In the future if we believe that the terms of a fixed price agreement become beneficial to us, we will enter into another such instrument. We have sought to alleviate the impact of increasing costs by including a material pass-through provision in our customer contracts whenever possible. We may also consider pursuing alternative commodities or alternative suppliers to mitigate this risk over a period of time. The recent increase in certain commodity costs has negatively affected our operating results.

In June 2010, we entered into a fixed price swap contract for 0.5 million pounds of copper, which lasted through December 2010. We do not currently have commodity contracts in place, but continue to monitor the fixed price commodity market and will pursue a contract if we believe that the terms of the contract become beneficial to us. The purpose of this contract was to reduce our price risk as it relates to copper prices.

Foreign Currency Exchange Risk

We use derivative financial instruments, including foreign currency forward contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $26.9 million as of December 31, 2010. The purpose of these foreign currency contracts is to reduce exposure related to our euro and Swedish krona-denominated receivables. The estimated fair value of these contracts at December 31, 2010, per quoted market sources, was approximately $0.1 million. These foreign currency option contracts expire during 2011. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $2.5 million or $(3.0) million for our euro and Swedish krona-denominated receivables, as of December 31, 2010. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

We have significant operations in foreign locations. As a result we are subject to the risk of price fluctuations due to the effects of exchange rates on net sales, operating costs, assets and liabilities denominated in currencies other than the U.S. dollar, particularly the Mexican peso, euro, Swedish krona and British pound. We do not currently have foreign currency contracts in place to hedge operating activities, but continue to monitor the foreign currency exchange market and will pursue a contract if we believe that the terms of the contract become beneficial to us. We estimate that a hypothetical 10.0% favorable or adverse change of the U.S. dollar relative to other currencies in 2011 would have a pre-tax translation favorable (unfavorable) effect of $1.6 million or $(1.9) million as of December 31, 2010.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, other comprehensive income (loss) and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

CONSOLIDATED BALANCE SHEETS

As of December 31 (in thousands)	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 71,974**	$ 91,907
Accounts receivable, less reserves of $2,013 and $2,350, respectively	**102,600**	81,272
Inventories, net	**51,828**	40,244
Prepaid expenses and other current assets	**20,443**	19,320
Total current assets	**246,845**	232,743
Long-term assets:		
Property, plant and equipment, net	**76,576**	76,991
Investments and other long-term assets, net	**60,184**	54,864
Total long-term assets	**136,760**	131,855
Total assets	**$383,605**	$364,598
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 68,341**	$ 50,947
Accrued expenses and other current liabilities	**44,442**	38,900
Total current liabilities	**112,783**	89,847
Long-term liabilities:		
Long-term debt	**167,903**	183,431
Other long-term liabilities	**14,831**	17,263
Total long-term liabilities	**182,734**	200,694
Shareholders' equity		
Preferred shares, without par value, authorized 5,000 shares, none issued	—	—
Common shares, without par value, authorized 60,000 shares, issued 25,994 and 25,301 shares and outstanding 25,393 and 25,000 shares, respectively, with no stated value	—	—
Additional paid-in capital	**161,587**	158,748
Common shares held in treasury, 601 and 301 shares, respectively, at cost	**(1,118)**	(292)
Accumulated deficit	**(80,751)**	(91,560)
Accumulated other comprehensive income	**4,062**	2,669
Total Stoneridge Inc. and subsidiaries shareholders' equity	**83,780**	69,565
Noncontrolling interest	**4,308**	4,492
Total shareholders' equity	**88,088**	74,057
Total liabilities and shareholders' equity	**$383,605**	$364,598

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31 (in thousands, except per share data)	2010	2009	2008
Net sales	**$635,226**	$475,152	$752,698
Costs and expenses:			
Cost of goods sold	**490,391**	387,167	586,411
Selling, general and administrative	**122,032**	106,228	144,383
Goodwill impairment charge	**—**	—	65,175
Operating income (loss)	**22,803**	(18,243)	(43,271)
Interest expense, net	**21,780**	21,965	20,575
Equity in earnings of investees	**(10,346)**	(7,775)	(13,490)
Loss on early extinguishment of debt	**1,346**	—	770
Other expense (income), net	**(1,280)**	893	(351)
Income (loss) before income taxes	**11,303**	(33,326)	(50,775)
Provision (benefit) for income taxes	**678**	(1,003)	46,752
Net income (loss)	**10,625**	(32,323)	(97,527)
Net income (loss) attributable to noncontrolling interest	**(184)**	82	—
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	**$ 10,809**	$ (32,405)	$ (97,527)
Basic net income (loss) per share	**$ 0.45**	$ (1.37)	$ (4.17)
Basic weighted average shares outstanding	**23,946**	23,626	23,367
Diluted net income (loss) per share	**$ 0.44**	$ (1.37)	$ (4.17)
Diluted weighted average shares outstanding	**24,333**	23,626	23,367

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	**$ 10,625**	$(32,323)	$(97,527)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —			
Depreciation	**19,070**	19,875	26,196
Amortization, including accretion of debt discount	**1,129**	1,053	1,320
Deferred income taxes	**(778)**	(3,200)	46,239
Earnings of equity method investees, less dividends	**(4,889)**	(474)	(9,277)
Loss (gain) on sale of fixed assets	**(42)**	219	(571)
Share-based compensation expense, net	**2,266**	1,252	2,103
Loss on early extinguishment of debt	**1,346**	—	770
Goodwill impairment charge	**—**	—	65,175
Changes in operating assets and liabilities –			
Accounts receivable, net	**(21,012)**	16,619	20,087
Inventories, net	**(11,586)**	17,255	(1,786)
Prepaid expenses and other	**(1,624)**	(3,133)	2,656
Accounts payable	**16,705**	(2,111)	(14,769)
Accrued expenses and other	**2,641**	(1,208)	1,840
Net cash provided by operating activities	**13,851**	13,824	42,456
INVESTING ACTIVITIES:			
Capital expenditures	**(18,574)**	(11,998)	(24,573)
Proceeds from sale of fixed assets	**56**	201	1,652
Business acquisitions and other	**—**	(5,967)	(980)
Net cash used for investing activities	**(18,518)**	(17,764)	(23,901)
FINANCING ACTIVITIES:			
Extinguishment of senior notes	**(183,000)**	—	(17,000)
Proceeds from issuance of senior secured notes	**170,625**	—	—
Proceeds from issuance of other debt	**690**	—	—
Repayments of other debt	**(278)**	(55)	—
Revolving credit facility borrowings	**8,389**	1,274	—
Revolving credit facility payments	**(8,335)**	(883)	—
Other financing costs	**(1,365)**	—	—
Repurchase of shares to satisfy employee tax withholding	**(826)**	—	—
Excess tax benefits from share-based compensation expense	**395**	—	1,322
Premiums related to early extinguishment of debt	**(324)**	—	(553)
Net cash provided by (used for) financing activities	**(14,029)**	336	(16,231)
Effect of exchange rate changes on cash and cash equivalents	**(1,237)**	2,819	(5,556)
Net change in cash and cash equivalents	**(19,933)**	(785)	(3,232)
Cash and cash equivalents at beginning of period	**91,907**	92,692	95,924
Cash and cash equivalents at end of period	**$ 71,974**	$ 91,907	$ 92,692
Supplemental disclosure of cash flow information:			
Cash paid for interest, net	**$ 20,755**	$ 21,969	$ 20,985
Cash paid for income taxes, net	**$ 1,213**	$ 2,319	$ 4,466
Supplemental disclosure of non-cash financing activities:			
Fair value of interest rate swap	**$ (3,017)**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

(in thousands)	Number of common shares	Number of treasury shares	Additional paid-in capital	Common shares held in treasury	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total shareholders' equity
Balance, December 31, 2007	24,209	392	$154,173	$ (383)	$ 38,372	$ 14,027	$ —	$ 206,189
Net loss	—	—	—	—	(97,527)	—	—	(97,527)
Pension liability adjustments	—	—	—	—	—	(1,531)	—	(1,531)
Unrealized loss on marketable securities	—	—	—	—	—	(10)	—	(10)
Unrealized loss on derivatives	—	—	—	—	—	(4,977)	—	(4,977)
Currency translation adjustments	—	—	—	—	—	(14,506)	—	(14,506)
Comprehensive loss								(118,551)
Exercise of share options	88	—	795	—	—	—	—	795
Issuance of restricted common shares	462	(379)	—	383	—	—	—	383
Forfeited restricted common shares	(73)	73	—	—	—	—	—	—
Repurchased common shares for treasury	(21)	21	—	(129)	—	—	—	(129)
Share-based compensation matters	—	—	3,071	—	—	—	—	3,071
Balance, December 31, 2008	24,665	107	158,039	(129)	(59,155)	(6,997)	—	91,758
Net income (loss)	—	—	—	—	(32,405)	—	82	(32,323)
Pension liability adjustments	—	—	—	—	—	(3,130)	—	(3,130)
Unrealized gain on marketable securities	—	—	—	—	—	6	—	6
Unrealized gain on derivatives	—	—	—	—	—	6,724	—	6,724
Currency translation adjustments	—	—	—	—	—	6,066	—	6,066
Comprehensive loss								(22,657)
Business acquisition	—	—	—	—	—	—	4,410	4,410
Exercise of share options	7	—	3	—	—	—	—	3
Issuance of restricted common shares	522	—	—	—	—	—	—	—
Forfeited restricted common shares	(153)	153	—	—	—	—	—	—
Repurchased common shares for treasury	(41)	41	—	(163)	—	—	—	(163)
Share-based compensation matters	—	—	706	—	—	—	—	706
Balance, December 31, 2009	25,000	301	158,748	(292)	(91,560)	2,669	4,492	74,057
Net income (loss)	**—**	**—**	**—**	**—**	**10,809**	**—**	**(184)**	**10,625**
Pension liability adjustments	**—**	**—**	**—**	**—**	**—**	**5,089**	**—**	**5,089**
Unrealized gain on marketable securities	**—**	**—**	**—**	**—**	**—**	**8**	**—**	**8**
Unrealized loss on derivatives	**—**	**—**	**—**	**—**	**—**	**(1,710)**	**—**	**(1,710)**
Currency translation adjustments	**—**	**—**	**—**	**—**	**—**	**(1,994)**	**—**	**(1,994)**
Comprehensive income								**12,018**
Exercise of share options	**26**	**—**	**266**	**—**	**—**	**—**	**—**	**266**
Issuance of restricted common shares	**667**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Forfeited restricted common shares	**(243)**	**243**	**—**	**—**	**—**	**—**	**—**	**—**
Repurchased common shares for treasury	**(57)**	**57**	**—**	**(826)**	**—**	**—**	**—**	**(826)**
Share-based compensation matters	**—**	**—**	**2,573**	**—**	**—**	**—**	**—**	**2,573**
Balance, December 31, 2010	**25,393**	**601**	**$161,587**	**$(1,118)**	**$(80,751)**	**$ 4,062**	**$4,308**	**$ 88,088**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are global designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in joint ventures in which it owns between 20% and 50% of equity or otherwise acquires management influence using the equity method (see Note 3).

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the commercial, automotive, agricultural and off-highway vehicle markets. The Company's largest customers were Navistar International Corporation and Deere & Company, which accounted for approximately 24%, 27% and 26% and 14%, 12% and 10% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for approximately 73% and 69% of the Company's inventories at December 31, 2010 and 2009, respectively, and by the first-in, first-out method for all other inventories. The Company adjusts its excess and obsolescence reserve at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. Inventory cost includes material, labor and overhead. Inventories consist of the following:

As of December 31	2010	2009
Raw materials	**$36,125**	$26,118
Work-in-progress	**9,471**	9,137
Finished goods	**9,902**	8,226
Total inventories	**55,498**	43,481
Less: LIFO reserve	**(3,670)**	(3,237)
Inventories, net	**$51,828**	$40,244

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following:

As of December 31	2010	2009
Land and land improvements	**$ 3,150**	$ 3,131
Buildings and improvements	**35,180**	34,610
Machinery and equipment	**139,266**	132,936
Office furniture and fixtures	**7,118**	7,163
Tooling	**65,684**	63,566
Information technology	**24,695**	24,070
Vehicles	**414**	431
Leasehold improvements	**3,103**	2,904
Construction in progress	**18,645**	11,779
Total property, plant, and equipment	**297,255**	280,590
Less: accumulated depreciation	**(220,679)**	(203,599)
Property, plant and equipment, net	**$ 76,576**	$ 76,991

As a result of the restructuring plan approved on October 29, 2007 (See Note 11), the manufacturing facility located in Sarasota, Florida was closed in 2008. This facility was included within the Control Devices segment. Beginning in 2009, the Company classified the Sarasota, Florida facility as an asset held for sale and has included the net book value of the facility of $3,757 within the December 31, 2010 and 2009 consolidated balance sheets as a component of prepaid expenses and other current assets.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $19,070, $19,875 and $26,196, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10 – 40 years
Machinery and equipment	3 – 10 years
Office furniture and fixtures	3 – 10 years
Tooling	2 – 5 years
Information technology	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	3 – 10 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of the property, plant and equipment are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statements of operations as a component of selling, general and administrative.

Impairment of Finite-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No significant impairment charges were recorded in 2010, 2009 or 2008 for finite

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

lived assets. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

Acquisitions

On October 13, 2009, the Company acquired a 51% membership interest in Bolton Conductive Systems, LLC ("BCS") for a purchase price of $5,967, net of cash acquired. BCS designs and manufactures a wide variety of electrical solutions for the military, automotive, marine and specialty vehicle markets and is based in Walled Lake, Michigan. The Company acquired a majority interest in BCS in order to expand its presence in the military channel. The Company may be required to make an additional payment to the prior owners of BCS for its 51% membership interest based on BCS achieving financial performance targets as defined by the purchase agreement. The maximum amount of additional payments to the prior owners of BCS is $3,200 per year in 2012 and 2013 and is contingent upon BCS achieving profitability targets based on earnings before interest, income taxes, depreciation and amortization in 2011 and 2012, respectively. In addition, the Company may be required to make additional payments to BCS of $500 in 2012 based on BCS achieving annual revenue targets in 2011. The Company recorded $435 and $893; the fair value of the estimated future additional payments to the prior owners of BCS as of December 31, 2010 and 2009, respectively, on the consolidated balance sheets as a component of other long-term liabilities. The estimated future additional payments to the prior owners of BCS were based upon an analysis of forecasted operating results and the probability of achieving the forecasted targets. During the year ended December 31, 2010, the Company reduced the estimated future payments by $458, as a result of BCS not achieving 2010 performance targets and revised estimates for 2011 and 2012. This adjustment was recorded as a reduction to selling, general and administrative on the consolidated statement of operations for the year ended December 31, 2010. The purchase agreement provides the Company with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement. If the Company does not exercise this option then the minority owners of BCS have the option in 2014 to purchase the Company's 51% interest in BCS at a price determined in accordance with the purchase agreement or to jointly market BCS for sale. BCS's results of operations are included in the Company's consolidated statements of operations from its date of acquisition.

The Company allocated the consideration transferred to net tangible assets acquired, intangible assets, goodwill and noncontrolling interest, of $927, $1,144, $9,199 and $4,410, respectively as of the acquisition date.

The Company incurred approximately $300 of acquisition costs related to the BCS purchase. These costs are included in selling, general and administrative on the consolidated statement of operations for the year ended December 31, 2009.

On March 31, 2008, the Company acquired Magnum Trade AB, a commercial vehicle aftermarket distributor operating in northern Europe for $980, net of cash acquired.

Goodwill and Other Intangible Assets

The Company recorded goodwill of $9,199 within the Electronics segment from the BCS acquisition. Goodwill is included on the consolidated balance sheet as a component of investments and other, net. This goodwill is not deductible for income tax purposes. The remainder of the December 31, 2010 and 2009 goodwill balance relates to the 2008 acquisition of Magnum Trade AB.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

The change in the carrying value of goodwill within the Electronics reportable segment during 2010 and 2009 was as follows:

	2010	2009
Goodwill at beginning of period	$9,743	$ 494
Goodwill acquired	—	9,199
Translation and other adjustments	(47)	50
Goodwill at end of period	$9,696	$9,743

Goodwill is subject to an annual assessment for impairment (or more frequently if impairment indicators arise) by applying a fair value-based test.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company uses a combination of valuation techniques, which include consideration of a market-based approach (guideline company method) and an income approach (discounted cash flow method), in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The Company believes that the combination of the valuation models provides a more appropriate valuation of the Company's reporting units by taking into account different marketplace participant assumptions. Both methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The guideline assessment of future performance and the discounted cash flow method utilize a market-derived rate of return to discount anticipated performance.

These methodologies are applied to the reporting units' historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

During the year ended December 31, 2008, the Company recorded a goodwill impairment charge of $65,175, within the Control Devices reportable segment as a component of operating income (loss) in the consolidated statement of operations, which reduced the carrying value of that goodwill to $0. The goodwill impairment charge resulted primarily from the significant deterioration in the global economic environment including tightening credit markets, stock market declines and significant reductions in the then current and forecasted production volumes for automotive and commercial vehicles during the year ended December 31, 2008. This lead to a significant decline in the Company's share price, which resulted in a market capitalization less than the Company's carrying value at December 31, 2008 prior to the impairment test.

The Company allocated $715 of the BCS purchase price to intangible assets related to customer relationships, with a weighted average useful life of 8.1 years and $429 to trademarks with a useful life of 3.0 years. These intangible assets are included on the consolidated balance sheets as a component of investments and other, net. The Company recognized $215 and $64 of amortization expense in 2010 and 2009, respectively from the BCS intangible assets, which is included as a component of selling, general and administrative on the consolidated statements of operations for the years ended December 31, 2010 and 2009. Amortization expense for these intangible assets is estimated to be $231, $201, $88, $75 and $27 for 2011, 2012, 2013, 2014 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

As of December 31	2010	2009
Compensation related reserves[(A)]	**$20,041**	$13,553
Product warranty and recall obligations	**3,831**	4,764
Other[(B)]	**20,570**	20,583
Total accrued expenses and other current liabilities	**$44,442**	$38,900

(A) The increase in compensation related reserves is primarily due to a higher incentive compensation accrual as of December 31, 2010 when compared to December 31, 2009.

(B) "Other" is comprised of miscellaneous accruals; none of which contributed a significant portion of the total.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur. During the year ended December 31, 2008, primarily as a result of the goodwill impairment charge incurred, the Company determined that it was more likely than not that the Company would not be able to realize its deferred tax asset in the U.S. As a result, the Company recorded a valuation allowance of $62,006 in 2008. The Company continues to recognize this full valuation allowance in 2009 and 2010.

The Company's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2010, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included on the consolidated statements of operations.

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment. Estimated returns are based on authorized returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Allowance for Doubtful Accounts

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectability in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers. Product warranty and recall is included as a component of accrued expenses and other current liabilities on the consolidated balance sheets.

The following provides a reconciliation of changes in product warranty and recall liability:

Years ended December 31	2010	2009
Product warranty and recall at beginning of period	**$ 4,764**	$ 5,527
Accruals for products shipped during period	**3,338**	2,166
Aggregate changes in pre-existing liabilities due to claim developments	**(181)**	1,945
Settlements made during the period (in cash or in kind)	**(4,090)**	(4,874)
Product warranty and recall at end of period	**$ 3,831**	$ 4,764

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $37,563, $32,993 and $45,509 in years ended December 31, 2010, 2009 and 2008, respectively or 5.9%, 6.9% and 6.0% of net sales for these periods.

Share-Based Compensation

At December 31, 2010, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan, as amended, (2) Directors' Share Option Plan and (3) the Amended Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Long-Term Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997 and expired on June 30, 2007 and the Amended and Restated Long-Term Incentive Plan, as amended, that was approved by shareholders on May 17, 2010 and expires on April 24, 2016.

Total compensation expense recognized as a component of selling, general and administrative on the consolidated statements of operations for share-based compensation arrangements was $2,661, $1,252

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

and $3,425 for the years ended December 31, 2010, 2009 and 2008, respectively. There was no share-based compensation expense capitalized as inventory in 2010, 2009 or 2008.

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. Refer to Note 9 of the Company's consolidated financial statements for fair value disclosures of the Company's financial instruments.

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

Accounting Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Net Income (Loss) Per Share

Basic net income (loss) per share was computed by dividing net income (loss) by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. For all periods in which the Company recognized a net loss, the Company has recognized zero dilutive effect from securities as no anti-dilution is permitted. Actual weighted-average Common Shares outstanding used in calculating basic and diluted net income (loss) per share were as follows:

Years ended December 31	2010	2009	2008
Basic weighted-average shares outstanding	**23,945,754**	23,625,923	23,366,515
Effect of dilutive shares	**386,847**	—	—
Diluted weighted-average shares outstanding	**24,332,601**	23,625,923	23,366,515

Options not included in the computation of diluted net income (loss) per share to purchase 106,750, 169,750 and 74,000 Common Shares at an average price of $12.96, $9.57and $14.86 per share were outstanding at December 31, 2010, 2009 and 2008, respectively. These outstanding options were not included in the computation of diluted net income (loss) per share because their respective exercise prices were greater than the average closing market price of Company Common Shares. These options were excluded from the computation of diluted earnings per share under the treasury stock method.

There were 445,950, 395,925 and 628,275 performance-based restricted Common Shares outstanding at December 31, 2010, 2009 and 2008, respectively. These shares were not included in the computation of

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

diluted net income (loss) per share because not all vesting conditions were achieved as of December 31, 2010, 2009 and 2008. These shares may or may not become dilutive based on the Company's ability to meet or exceed future earnings performance targets.

Comprehensive Income (Loss)

Other comprehensive income (loss) includes foreign currency translation adjustments, pension liability adjustments, unrealized gains and losses on available-for-sale marketable securities and the effective portion of gains and losses on certain hedging activities.

The components of accumulated other comprehensive income (loss), as reported on the consolidated statements of other comprehensive income (loss) and shareholders' equity, net of tax were as follows:

	Currency translation adjustments	Pension liability adjustments	Unrealized gain (loss) on marketable securities	Unrealized gain (loss) on derivatives	Accumulated other comprehensive income (loss)
Balance, January 1, 2008	$ 14,512	$ (428)	$(20)	$ (37)	$ 14,027
Current year change	(14,506)	(1,531)	(10)	(4,977)	(21,024)
Balance, December 31, 2008	6	(1,959)	(30)	(5,014)	(6,997)
Current year change	6,066	(3,130)	6	6,724	9,666
Balance, December 31, 2009	6,072	(5,089)	(24)	1,710	2,669
Current year change	**(1,994)**	**5,089**	**8**	**(1,710)**	**1,393**
Balance, December 31, 2010	**$ 4,078**	**$ —**	**$(16)**	**$ —**	**$ 4,062**

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before tax amount	Benefit/ (provision)	After-tax amount
2008			
Foreign currency translation adjustments	$(14,506)	$—	$(14,506)
Pension liability adjustments	(1,531)	—	(1,531)
Unrealized loss on marketable securities	(16)	6	(10)
Unrealized loss on derivatives	(4,977)	—	(4,977)
Other comprehensive loss	$(21,030)	$ 6	$(21,024)
2009			
Foreign currency translation adjustments	$ 6,066	$—	$ 6,066
Pension liability adjustments	(3,130)	—	(3,130)
Unrealized gain on marketable securities	9	(3)	6
Unrealized gain on derivatives	6,724	—	6,724
Other comprehensive income	$ 9,669	$ (3)	$ 9,666
2010			
Foreign currency translation adjustments	**$ (1,994)**	**$—**	**$ (1,994)**
Pension liability adjustments	**5,089**	**—**	**5,089**
Unrealized gain on marketable securities	**12**	**(4)**	**8**
Unrealized loss on derivatives	**(1,710)**	**—**	**(1,710)**
Other comprehensive income	**$ 1,397**	**$ (4)**	**$ 1,393**

(In thousands, except share and per share data, unless otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

As of December 31, 2009, the Company recorded valuation allowances of $1,675, which fully offset the deferred tax asset related to the pension liability adjustments. There was no valuation recorded as of December 31, 2010 as a result of reversing the deferred tax asset in conjunction with placing Stoneridge Pollak Limited ("SPL") into administration as described in Note 13.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method, which approximates the effective interest method. The 2.5% discount to the initial purchasers of the Company's senior secured notes is being accreted using the effective interest rate of 10.0% over the life of the senior secured notes. Deferred finance cost amortization and debt discount accretion for the years ended December 31, 2010, 2009 and 2008 was $914, $989 and $1,117, respectively, and is included as a component of interest expense, net on the consolidated statements of operations.

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2010 presentation in the consolidated financial statements.

3. Investments

In June 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued Accounting Standards Update No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which provides amendments to Accounting Standards Codification Topic No. 810, *Consolidation* ("ASC Topic 810") to reflect the revised guidance. Among other things, the new guidance requires a qualitative rather than a quantitative assessment to determine the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In addition, the amended guidance requires an ongoing reconsideration of the primary beneficiary. The provisions of this new guidance were effective as of January 1, 2010, and the adoption did not have an impact on the Company's financial statements. The Company analyzed its joint ventures in accordance with ASC Topic 810 to determine whether they are VIE's and, if so, whether the Company is the primary beneficiary. Both of the Company's joint ventures at December 31, 2010 were determined under the provisions of ASC Topic 810 to be unconsolidated joint ventures and were accounted for under the equity method of accounting.

PST Eletrônica S.A.

The Company has a 50% interest in PST Eletrônica S.A. ("PST"), a Brazilian electronic system provider focused on security, infotainment and convenience applications primarily for the vehicle and motorcycle industry. The investment is accounted for under the equity method of accounting. The Company's investment in PST recorded as a component of investments and other long-term assets, net on the consolidated balance sheets was $41,178 and $35,824 as of December 31, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

3. Investments – (continued)

Condensed financial information for PST is as follows:

As of December 31,	2010	2009
Cash and cash equivalents	**$ 4,083**	$ 1,246
Accounts receivable, net	**26,557**	21,427
Inventories, net	**46,576**	25,952
Property, plant and equipment, net	**30,963**	27,592
Other assets	**10,437**	9,489
Total assets	**$118,616**	$85,706
Current liabilities	**$ 45,166**	$30,306
Long-term liabilities	**13,962**	6,266
Equity of:		
Stoneridge	**29,744**	24,567
Others	**29,744**	24,567
Total liabilities and equity	**$118,616**	$85,706

The difference between the Company's' carrying amount of its investment in PST and the Company's underlying equity in the net assets of PST is primarily due to a net goodwill balance of $11,296 at December 31, 2010 and 2009.

Years ended December 31	2010	2009	2008
Net sales	**$182,946**	$140,690	$174,305
Cost of goods sold	**$ 93,683**	$ 69,291	$ 80,924
Total pre-tax income	**$ 23,503**	$ 15,623	$ 31,788
The Company's share of pre-tax income	**$ 11,752**	$ 7,812	$ 15,894

Equity in earnings of PST included in the consolidated statements of operations was $9,490, $7,385 and $12,788 for the years ended December 31, 2010, 2009 and 2008, respectively. During 2010, 2009 and 2008, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $5,457, $7,301 and $4,213 in 2010, 2009 and 2008, respectively, which decreased the Company's investment in PST.

Minda Stoneridge Instruments Ltd.

The Company has a 49% interest in Minda Stoneridge Instruments Ltd. ("Minda"), a company based in India that manufactures electronics and instrumentation equipment for the motorcycle and commercial vehicle market. The investment is accounted for under the equity method of accounting. The Company's investment in Minda recorded as a component of investments and other long-term assets, net on the consolidated balance sheets was $6,287 and $5,220 as of December 31, 2010 and 2009, respectively. Equity in earnings of Minda included in the consolidated statements of operations was $856, $390 and $702, for the years ended December 31, 2010, 2009 and 2008, respectively.

(In thousands, except share and per share data, unless otherwise indicated)

4. Long-Term Debt

Senior Secured Notes

On October 4, 2010, the Company issued $175,000 of senior secured notes. These senior secured notes bear interest at an annual rate of 9.5% and mature on October 15, 2017. The senior secured notes were issued at a 2.5% discount to the initial purchasers. The senior secured notes are redeemable, at the Company's option, beginning October 15, 2014 at 104.75%. Interest payments commence on April 15, 2011 and are payable on April 15 and October 15 of each year, thereafter. The senior secured notes indenture limits the amount of the Company and its restricted subsidiaries' indebtedness, restricts certain payments and includes various other non-financial restrictive covenants. The senior secured notes are guaranteed by all of the Company's existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any indebtedness of the Company or the guarantors will also guarantee the senior secured notes. The proceeds from the senior secured notes issuance were used to extinguish the Company's previously existing senior notes. In conjunction with the issuance of the senior secured notes, the Company recorded deferred finance costs of $1,365 in the consolidated balance sheet as a component of investments and other long term assets, net as of December 31, 2010.

The Company had $183,000 of senior notes outstanding at December 31, 2009. During 2008, the Company purchased and retired $17,000 in face value of the senior notes. On September 20, 2010, the Company commenced a tender offer to purchase for cash any and all of its senior notes. The consent payment deadline was October 1, 2010 and the tender offer expired on October 18, 2010. For senior notes tendered before the consent payment deadline, the note holders received $1,002.50 for each $1,000.00 of principal amount of notes tendered. There was $109,733 of senior notes tendered prior to the consent payment deadline and an additional $154 tendered after the consent payment deadline but before the tender offer deadline. Holders tendering senior notes after the consent payment deadline were eligible to receive only the tender offer consideration of $1,000.00 per $1,000.00 principal amount of senior notes. On November 4, 2010 all senior notes which were not tendered were redeemed by the Company at par. In conjunction with the 2010 extinguishment and the 2008 purchase and retirement of the senior notes, the Company recognized a loss of $1,346 and $770 for the years ended December 31, 2010 and 2008, respectively. The 2010 loss was comprised of a non-cash charge of $1,022 related to the write-off of deferred finance costs and a cash charge of $324 which represents premiums that were paid to extinguish the senior notes and professional fees that were paid related to the tender offer. The 2008 loss was comprised of a non-cash charge of $217 that was related to the write-off of deferred finance costs and a cash charge of $553 which represents premiums that were paid to repurchase the senior notes.

Credit Facilities

On November 2, 2007, the Company entered into an asset-based credit facility (the "credit facility"), which permits borrowing up to a maximum level of $100,000. In connection with the senior secured notes issuance, the Company entered into an Amended and Restated Credit and Security Agreement (the "Amended and Restated Agreement") relating to the credit facility on September 20, 2010 which became effective on October 4, 2010. The Amended and Restated Agreement (i) provided certain consents necessary for the issuance of the senior secured notes, (ii) extended the expiration date of the credit facility to November 1, 2012 and (iii) granted the facility agent, for the benefit of the lenders, second priority liens and security interests in the collateral subject to first priority liens and security interests in favor of the collateral agent for the holders of the senior secured notes. At December 31, 2010 and 2009, there were no borrowings on this credit facility. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2010 and 2009, the Company had borrowing capacity of $61,251 and $54,098, respectively, based on eligible current assets. The credit facility does not

(In thousands, except share and per share data, unless otherwise indicated)

4. Long-Term Debt – (continued)

contain financial performance covenants which would constrain the Company's borrowing capacity. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15,000 minus certain guarantees and obligations. The credit facility expires on November 1, 2012 and requires a commitment fee of 0.375% on the unused balance. Interest is payable quarterly at either (i) the higher of the prime rate or the Federal Funds rate plus 0.50%, plus a margin of 0.00% to 0.25% or (ii) LIBOR plus a margin of 1.00% to 1.75%, depending upon the Company's undrawn availability, as defined. The Company was in compliance with all covenants at December 31, 2010 and December 31, 2009.

On October 13, 2009, the Company's majority owned consolidated subsidiary, BCS, entered into a master revolving note (the "Revolver"), which permits borrowing up to a maximum level of $3,000. The available borrowing capacity on the Revolver is based on an advance formula, as defined. At December 31, 2010 and 2009, BCS had borrowing capacity of $1,089 based on the advance formula. On September 29, 2010, BCS amended the Revolver to extend the maturity date to September 29, 2011 and reduced the interest rate margin to 2.0%. At December 31, 2010 and December 31, 2009, BCS had $742 and $688 in borrowings outstanding on the Revolver, respectively, which are included on the consolidated balance sheets as a component of accrued expenses and other current liabilities. Interest is payable monthly at the prime referenced rate plus a 2.0% margin. At December 31, 2010 and December 31, 2009, the interest rate on the Revolver was 5.25% and 5.5%, respectively. The Company is a guarantor of BCS as it relates to the Revolver. The Revolver contains certain financial restrictive covenants. BCS violated the fixed charge and tangible net worth covenants related to the Revolver on December 31, 2010. Subsequent to year-end, BCS received a waiver for covenant violations occurring between December 31, 2010 and February 28, 2011.

Other Debt

BCS has an installment note. Interest on the installment note is the prime referenced rate plus a 2.25% margin. At December 31, 2010 and December 31, 2009, the interest rate on the installment note was 5.5%. The installment note calls for monthly installment payments of principal and interest and matures in 2012. At December 31, 2010 and 2009, the principal amount due on the installment note was $322 and $483, respectively.

On August 20, 2010, the Company's wholly-owned subsidiary located in Suzhou, China entered into a term loan of 4,690 Chinese yuan, which was approximately $712 at December 31, 2010 and is included on the consolidated balance sheet as a component of accrued expenses and other current liabilities. The term loan matures on August 5, 2011. Interest is payable quarterly at the one-year lending rate published by The People's Bank of China multiplied by 110.0%. At December 31, 2010, the interest rate on the term loan was 6.39%.

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes

The provision (benefit) for income taxes included in the accompanying consolidated financial statements represents federal, state and foreign income taxes. The components of income (loss) before income taxes and the provision (benefit) for income taxes consist of the following:

Years ended December 31	2010	2009	2008
Income (loss) before income taxes:			
Domestic	**$ (5,126)**	$(21,282)	$(52,320)
Foreign	**16,429**	(12,044)	1,545
Total income (loss) before income taxes	**$11,303**	$(33,326)	$(50,775)
Provision (benefit) for income taxes:			
Current:			
Federal	**$ —**	$ 9	$ (1,434)
State and foreign	**1,147**	2,188	1,947
Total current provision	**1,147**	2,197	513
Deferred:			
Federal	**1,188**	(1,242)	47,590
State and foreign	**(1,657)**	(1,958)	(1,351)
Total deferred provision (benefit)	**(469)**	(3,200)	46,239
Total provision (benefit) for income taxes	**$ 678**	$ (1,003)	$ 46,752

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

Years ended December 31	2010	2009	2008
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**1.4**	(1.2)	1.8
Tax credits	**(8.0)**	2.8	2.0
Foreign rate differential	**(54.7)**	(0.7)	4.4
Reduction of income tax accruals	**(0.1)**	0.1	1.2
Tax on foreign dividends, net of foreign tax credits	**41.5**	(24.4)	(1.8)
Reduction (increase) of deferred taxes	**7.8**	(2.3)	2.8
Valuation allowances	**(7.7)**	(7.1)	(129.2)
Non-deductible compensation	**5.3**	—	—
Non-deductible goodwill	**—**	—	(9.0)
Other comprehensive income	**(10.2)**	—	—
Other	**(4.3)**	0.8	0.7
Effective income tax rate	**6.0%**	3.0%	(92.1)%

The Company recognized a provision (benefit) for income taxes of $678, or 6.0% of pre-tax income for the year ended December 31, 2010 and $(1,003), or 3.0% and $46,752 or (92.1)% of pre-tax loss, for federal, state and foreign income taxes for the years ended December 31, 2009 and 2008, respectively. The increase in tax expense for the year ended December 31, 2010 compared to the same period for 2009 was primarily attributable to the improved financial performance in most foreign locations including the improved financial performance of our PST joint venture which we are required to provide deferred tax expense on our share of its earnings. The increase in tax expense for the year ended December 31, 2010 was partially offset by a reduction in the U.S. valuation allowance due to the receipt of PST dividends as well as with a tax benefit related to our United Kingdom operations. As a result of placing SPL into administration, as described in Note 13, the Company recognized a tax benefit of $1,170 million during

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes – (continued)

the year ended December 31, 2010, from the reversal of deferred tax liabilities, primarily employee benefit related, that were previously included as a component of accumulated other comprehensive income within shareholders' equity.

Unremitted earnings of foreign subsidiaries were $11,111, $2,590 and $24,155 as of December 31, 2010, 2009 and 2008, respectively. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31	2010	2009
Deferred tax assets:		
Inventories	**$ 1,481**	$ 2,049
Employee benefits	**1,660**	2,461
Insurance	**1,095**	1,290
Depreciation and amortization	**21,057**	28,390
Net operating loss carryforwards	**41,999**	38,228
General business credit carryforwards	**9,545**	8,973
Reserves not currently deductible	**3,136**	6,971
Gross deferred tax assets	**79,973**	88,362
Less: Valuation allowance	**(76,036)**	(83,963)
Deferred tax assets less valuation allowance	**3,937**	4,399
Deferred tax liabilities:		
Depreciation and amortization	**(1,294)**	(1,347)
Other	**(9,972)**	(9,297)
Gross deferred tax liabilities	**(11,266)**	(10,644)
Net deferred tax liability	**$ (7,329)**	$ (6,245)

The valuation allowance represents the amount of tax benefit related to U.S., state and foreign net operating losses, credits and other deferred tax assets. This valuation allowance has no impact on the Company's ability to utilize the U.S. net operating losses and credits to offset future U.S. taxable income. The Company believes that it should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire.

The Company has deferred tax assets for net operating loss carry forwards of $0 net of a valuation allowance of $41,999. The net operating losses relate to U.S. federal, state and foreign tax jurisdictions. The U.S. federal net operating losses expire beginning in 2025, the state net operating losses expire at various times and the foreign net operating losses have indefinite expiration dates. The Company has a deferred tax asset for general business credit carry forwards of $597 net of a valuation allowance of $8,948. The carry forwards for U.S. federal general business credits begins to expire in 2021 and the state tax credits expire at various times.

During the fourth quarter of 2010 the Company undertook a secondary offering. As a result of the secondary offering a substantial change in the Company's ownership occurred and the Company may have experienced an ownership change pursuant to Section 382 of the Internal Revenue Code of 1986, as revised. The Company is in the process of evaluating the secondary offering and the potential impact, if any, on our ability to fully utilize net operating loss and research credit carry forwards. If it is ultimately

(In thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes – (continued)

determined that the Company did experience an ownership change, there would not be an impact to the consolidated balance sheet or consolidated statement of operations as of December 31, 2010 due to the Company being in a valuation allowance position.

The following is a reconciliation of the Company's total gross unrecognized tax benefits:

	2010	2009	2008
Balance as of January 1	**$2,838**	$2,599	$ 4,618
Tax positions related to the current year:			
Additions	**387**	369	362
Tax positions related to prior years:			
Reductions	**(11)**	(26)	(84)
Settlements	**—**	(104)	(1,683)
Expiration of statutes of limitation	**(113)**	—	(614)
Balance as of December 31	**$3,101**	$2,838	$ 2,599

The liability for uncertain tax benefits is classified as a non-current liability unless it is expected to be paid within one year. At December 31, 2010 the Company has classified $721 as a current liability and $2,380 as a reduction to non-current deferred income tax assets. Through a combination of anticipated state audit settlements and the expiration of certain statutes of limitation, the amount of unrecognized tax benefits could decrease by approximately $60 within the next 12 months. Management is currently unaware of issues under review that could result in a significant change or a material deviation in this estimate.

If the Company's tax positions are sustained by the taxing authorities in favor of the Company, approximately $2,966 would affect the Company's effective tax rate.

Consistent with historical financial reporting, the Company has elected to classify interest expense and, if applicable, penalties which could be assessed related to unrecognized tax benefits as a component of income tax provision (benefit). For the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $45, $104 and $(246) of gross interest and penalties, respectively. The Company has accrued approximately $575 and $530 for the payment of interest and penalties at December 31, 2010 and December 31, 2009, respectively.

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world. The following table summarizes the open tax years for each important jurisdiction:

Jurisdiction	Open Tax Years
U.S. Federal	2007 – 2010
France	2006 – 2010
Mexico	2005 – 2010
Spain	2006 – 2010
Sweden	2005 – 2010
United Kingdom	2006 – 2010

(In thousands, except share and per share data, unless otherwise indicated)

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements. For the years ended December 31, 2010, 2009 and 2008, lease expense totaled $6,666, $6,461 and $7,206, respectively.

Future minimum operating lease commitments as of December 31, 2010 are as follows:

2011	$ 6,018
2012	5,305
2013	4,558
2014	3,458
2015	1,836
Thereafter	2,889
Total	$24,064

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2010, the Company granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,553,125 restricted Common Shares under the Incentive Plan, of which 814,250 are time-based with either graded or cliff vesting using the straight-line method while the remaining 738,875 restricted Common Shares are performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the vesting period. The Incentive Plan expired on June 30, 2007.

In May 2002, the Company adopted the Director Share Option Plan ("Director Option Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Option Plan. Under the Director Option Plan, the Company granted cumulative options to purchase 86,000 Common Shares to directors of the Company with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options granted cliff-vested one year after the date of grant and have a contractual life of 10 years.

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). There are 3,000,000 Common Shares reserved for awards under the 2006 Plan of which the maximum number of Common Shares which may be issued subject to Incentive Stock Options is 500,000. Under the 2006 Plan, as of December 31, 2010, the Company has issued 1,493,550 restricted Common Shares, of which 1,021,800 are time-based with cliff vesting using the straight-line method and 471,750 are performance-based.

In 2007, pursuant to the Incentive Plan, and in 2008, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the grant date. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

(In thousands, except share and per share data, unless otherwise indicated)

7. Share-Based Compensation Plans – (continued)

In 2009, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share awards. These restricted Common Share awards cliff vest three years after the grant date.

In 2010, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the date of grant. The performance-based restricted common share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from the date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 288,884 restricted Common Shares. Certain shares issued under the Director Share Plan during 2009 cliff vest one year after the grant date; other shares issued during 2009 cliff vest six months after the date of grant. Shares issued under the Director Share Plan during 2010 cliff vest one year after the date of grant.

Options

Asummary of option activity under the plans noted above as of December 31, 2010, and changes during the year ended are presented below:

	Share options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding and exercisable as of December 31, 2009	169,750	$11.28	
Expired	**(12,500)**	**8.28**	
Exercised	**(25,500)**	**9.14**	
Outstanding and exercisable as of December 31, 2010	**131,750**	**11.98**	**2.32**

There were no options granted during the years ended December 31, 2010, 2009 and 2008 and all outstanding options have vested.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $145, $9 and $471, respectively.

As of December 31, 2010 and 2009, the aggregate intrinsic value of both outstanding and exercisable options was $514 and $57, respectively.

Restricted Shares

The fair value of the non-vested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted Common Shares granted during the years ended December 31, 2010, 2009 and 2008 was $6.92, $1.84 and $10.81, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

7. Share-Based Compensation Plans – (continued)

The fair value of the non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain certain net income per share targets, was estimated using the market value of the shares on the date of grant. The fair value of non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain a total shareholder return target relative to a group of peer companies, was estimated using a Monte Carlo simulation model.

A summary of the status of the Company's non-vested restricted Common Shares as of December 31, 2010 and the changes during the year then ended, are presented below:

	Time-based awards		Performance-based awards	
	Common shares	Weighted-average grant-date fair value	Common shares	Weighted-average grant-date fair value
Non-vested as of December 31, 2009	841,004	$5.77	395,925	$11.34
Granted	**419,480**	**6.92**	**247,950**	**6.92**
Vested	**(219,444)**	**9.66**	**—**	**—**
Forfeited	**(45,020)**	**5.33**	**(197,925)**	**11.82**
Non-vested as of December 31, 2010	**996,020**	**5.41**	**445,950**	**8.67**

As of December 31, 2010, total unrecognized compensation cost related to non-vested time-based restricted Common Share awards granted was $1,892. That cost is expected to be recognized over a weighted-average period of 1.43 years. For the years ended December 31, 2010, 2009 and 2008, the total fair value of time-based restricted Common Share awards vested was $1,823, $1,595 and $1,366, respectively.

As of December 31, 2010, total unrecognized compensation cost related to non-vested performance-based restricted Common Share awards granted was $1,375. That cost is expected to be recognized over a weighted-average period of 1.16 years. As noted above, the Company has issued and outstanding performance-based restricted Common Share awards that use different performance targets. The awards that use net income per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2010, 2009 and 2008 was $220, $0 and $575, respectively. There was no actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements for the years ended December 31, 2010, 2009 and 2008.

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees in the United States and United Kingdom. Company contributions are generally discretionary. The Company's policy is to fund all benefit costs accrued. For the years ended December 31, 2010, 2009 and 2008, expenses related to these plans amounted to $0, $649 and $2,743, respectively.

Effective June 1, 2009 the Company discontinued matching contributions to the Company's 401(k) plan covering substantially all of its employees in the United States. Beginning January 1, 2011 the Company reinstituted the matching contribution to the 401(k) plan.

The Company had a single defined benefit pension plan that covered certain former employees in the United Kingdom. As of December 31, 2003, employees covered under the United Kingdom defined

(In thousands, except share and per share data, unless otherwise indicated)

8. Employee Benefit Plans – (continued)

benefit pension plan no longer accrued benefits related to future service and wage increases. As a result of placing SPL into administration during the year ended December 31, 2010, as described in Note 13, the Company settled the defined benefit pension plan resulting in no further obligations under it. The settlement of the defined pension plan resulted in the reversal of the plan liabilities and benefit obligations recognized in other comprehensive income (loss) during the year ended December 31, 2010. The reversal of these balances is included as a component of other expense (income), net on the consolidated statement of operations.

The following table sets forth the benefit obligation, fair value of plan assets, and the funded status of the Company's defined benefit pension plan; amounts recognized in the Company's financial statements; and the principal weighted average assumptions used:

	2009
Change in projected benefit obligation:	
Projected benefit obligation at beginning of year	$13,620
Service cost	62
Interest cost	951
Actuarial loss	4,895
Benefits paid	(686)
Translation adjustments	1,639
Projected benefit obligation at end of year	$20,481
Change in plan assets:	
Fair value of plan assets at beginning of year	$11,209
Actual return on plan assets	2,604
Employer contributions	109
Benefits paid	(686)
Translation adjustments	1,264
Fair value of plan assets at end of year	$14,500
Accumulated benefit obligation at end of year	$20,481
Funded status at end of year	$ (5,981)
Amounts recognized in the consolidated balance sheet consist of:	
Other long-term liabilities	$ (5,981)

As of December 31	2009
Weighted average assumptions used to determine benefit obligation:	
Discount rate	5.70%
Rate of increase to pensions in payment	3.80%
Rate of future price inflation	3.60%
Measurement date	12/31/09
Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31:	
Discount rate	6.70%
Expected long-term return on plan assets	6.10%
Rate of increase to pensions in payment	3.30%
Rate of future price inflation	2.90%
Measurement date	12/31/09

(In thousands, except share and per share data, unless otherwise indicated)

8. Employee Benefit Plans – (continued)

The Company's expected long-term return on plan assets assumption is based on a periodic review and modeling of the plan's asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by (i) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (ii) projections of inflation over the long-term period during which benefits are payable to plan participants.

Components of net periodic pension cost (benefit) were as follows:

Years ended December 31	2009	2008
Service cost	$ 62	$ 128
Interest cost	951	1,154
Expected return on plan assets	(717)	(1,300)
Amortization of actuarial loss	187	—
Net periodic cost (benefit)	$ 483	$ (18)

The Company's defined benefit pension plan fair value weighted-average asset allocations as of December 31, 2009, by asset category were as follows:

Asset Category	
Equity securities	81%
Debt securities	18
Other	1
Total	100%

The Company's target asset allocation, with a permitted range of ± 7.50%, as of December 31, 2009, by asset category were as follows:

Asset Category	
Equity securities	75%
Debt securities	25%

The Company's investment policy for the defined benefit pension plan included various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines considered a broad range of economic conditions. Central to the policy were target allocation ranges (shown above) by major asset categories. The objectives of the target allocations were to maintain investment portfolios that diversified risk through prudent asset allocation parameters, to achieve asset returns that met or exceeded the plans' actuarial assumptions, and to achieve asset returns that were competitive with like institutions employing similar investment strategies. The Company and a designated third-party fiduciary periodically reviewed the investment policy. The policy was established and administered in a manner so as to comply at all times with applicable government regulations.

(In thousands, except share and per share data, unless otherwise indicated)

8. Employee Benefit Plans – (continued)

The fair values of the Company's defined benefit pension plan assets as of December 31, 2009, utilizing the fair value hierarchy discussed in Note 9 were as follows:

	Fair value	Fair value estimated using level 2 inputs
Equities:		
Common collective trusts	$11,843	$11,843
Debt:		
Common collective trusts	2,657	2,657
Total	$14,500	$14,500

Long-Term Cash Incentive Plans

In March 2009, the Company adopted the Stoneridge, Inc. Long-Term Cash Incentive Plan ("LTCIP") and granted awards to certain officers and key employees. For 2009, the awards under the LTCIP provide recipients with the right to receive cash three years from the date of grant depending on the Company's actual earnings per share performance for a performance period comprised of 2009, 2010 and 2011 fiscal years. The Company will record an accrual for an award to be paid in the period earned based on anticipated achievement of the performance goal. If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited. In May 2009, the LTCIP was approved by the Company's shareholders. The Company has not recorded an accrual for these awards granted under the LTCIP at December 31, 2010 as the achievement of the performance goal is not considered probable at this time.

For 2010, the awards under the LTCIP provide recipients with the right to receive an amount of cash equal to the fair market value of a specified number of Common Shares, without par value, of the Company ("Phantom Shares") three years from the date of grant depending on the Company's actual earnings per share performance for each fiscal year of 2010, 2011 and 2012 within the performance period. The Company will record an accrual based on the fair market value of the Phantom Shares for an award to be paid in the period earned based on anticipated achievement of the performance goals. If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited. The Company has recorded an accrual of $184 for these awards granted under the LTCIP at December 31, 2010 which is included on the consolidated balance sheet as a component of other long-term liabilities.

9. Fair Value of Financial Instruments

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior secured and senior notes (fixed rate debt) at December 31, 2010 and 2009, per quoted market sources, was $187,798 and $180,347, respectively. The face amount of these financial instruments at December 31, 2010 and 2009 was $175,000 and $183,000, respectively.

(In thousands, except share and per share data, unless otherwise indicated)

9. Fair Value of Financial Instruments – (continued)

Derivative Instruments and Hedging Activities

On December 31, 2010, the Company had open foreign currency forward contracts and an interest rate swap. These contracts are used strictly for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest. The counterparties to these financial instruments are financial institutions with investment grade credit ratings.

The Company conducts business internationally and therefore is exposed to foreign currency exchange rate risk. The Company uses derivative financial instruments as cash flow and fair value hedges to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. The Company's foreign currency forward contracts substantially offset gains and losses on the underlying foreign currency denominated transactions. As of December 31, 2010, the Company held foreign currency forward contracts to reduce the exposure related to the Company's euro-denominated and Swedish krona-denominated intercompany receivables. These contracts expire in January 2011. These foreign currency forward contracts are accounted for as fair value hedges, but did not qualify for hedge accounting and are marked to market, with gains and losses recognized in the Company's consolidated statements of operations as a component of other expense (income), net. During the years ended December 31, 2010 and 2009, the Company held contracts intended to reduce exposure to the Mexican peso. These contracts were executed to hedge forecasted transactions, and therefore the contracts were accounted for as cash flow hedges. The Mexican peso-denominated foreign currency forward contracts expired monthly throughout 2010. Prior to the expiration of these contracts, the effective portion of the unrealized gain or loss was deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income. The Company deemed these cash flow hedges to be highly effective. The effectiveness of the transactions were measured on an ongoing basis using regression analysis. During the years ended December 31, 2010 and 2009, the Company also held foreign currency hedge contracts to reduce the exposure related to the Company's British pound-denominated intercompany receivables prior to their extinguishment and the Company's portion of the PST dividend, which was denominated in Brazilian real. These contracts did not qualify for hedge accounting and expired in January and December 2010, respectively. For the year ended December 31, 2010, the Company recognized a $240 loss related to the euro, British pound, Brazilian real and Swedish krona contracts in the consolidated statement of operations as a component of other expense (income), net.

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, the Company entered into a fixed price commodity swap with a financial institution to fix the cost of a portion of the Company's copper purchases. In June 2010, the Company entered into a fixed price swap contract for 500 pounds of copper, which covered the period from August 2010 to December 2010. Because this contract was executed to hedge forecasted transactions, the contract was accounted for as a cash flow hedge. Prior to the expiration of these contracts, the unrealized gain or loss for the effective portion of the hedge was deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income. The Company deemed this cash flow hedge to be highly effective. The effectiveness of the transactions was measured on an ongoing basis using regression analysis.

On October 4, 2010, the Company entered into a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45,000 to hedge its exposure to fair value fluctuations on a portion of its senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under the Company's $175,000 9.5% senior secured notes due October 15, 2017. Under the

(In thousands, except share and per share data, unless otherwise indicated)

9. Fair Value of Financial Instruments – (continued)

Swap, the Company pays a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.19% and it receives a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15, beginning on April 15, 2011. The difference between amounts to be received and paid under the Swap is recognized as a component of interest expense, net on the consolidated statements of operations. The Swap reduced interest expense by $200 for the year ended December 31, 2010. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. The unrealized gain or loss for the effective portion of the hedge is deferred and reported in the Company's consolidated balance sheets as an asset or liability as applicable, with the offset to the carrying value of the senior secured notes.

The notional amounts and fair values of derivative instruments in the consolidated balance sheets are as follows:

	Notional amounts[A]		Prepaid expenses and other assets		Other long-term liabilities	
As of December 31	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Derivatives designated as hedging instruments:						
Cash Flow Hedge:						
Forward currency contracts	$ —	$43,877	$ —	$1,710	$ —	$—
Fair Value Hedge:						
Interest rate swap contract	**45,000**	—	—	—	**3,017**	—
	45,000	43,877	—	1,710	**3,017**	—
Derivatives not designated as hedging instruments:						
Forward currency contracts	**26,917**	8,363	**108**	34	—	—
Total derivatives	**$71,917**	$52,240	**$108**	$1,744	**$3,017**	$—

(A) Notional amounts represent the gross contract / notional amount of the derivatives outstanding.

Amounts recorded for the cash flow hedges in other comprehensive income in shareholders' equity and in net income for the year ended December 31, 2010 are as follows:

	Amount of gain recorded in other comprehensive income	Amount of gain reclassified from other comprehensive income into net income	Location of gain reclassified from other comprehensive income into net income
Derivatives designated as cash flow hedges:			
Forward currency contracts	**$2,658**	**$4,368**	Cost of goods sold
Fixed price commodity contracts	**450**	**450**	Cost of goods sold
Total derivatives designated as cash flow hedges	**$3,108**	**$4,818**	

(In thousands, except share and per share data, unless otherwise indicated)

9. Fair Value of Financial Instruments – (continued)

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

As of December 31	2010			2009
		Fair value estimated using		
	Fair value	Level 1 inputs(A)	Level 2 inputs(B)	Fair value
Financial assets carried at fair value:				
Available for sale security	$ 274	$274	$ —	$ 261
Forward currency contracts	108	—	108	1,744
Total financial assets carried at fair value	$ 382	$274	$ 108	$2,005
Financial liabilities carried at fair value:				
Interest rate swap contract	$3,017	$ —	$3,017	$ —

(A) Fair values estimated using Level 1 inputs, which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The available for sale security is an equity security that is publically traded.

(B) Fair values estimated using Level 2 inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward currency and interest rate swap contracts, inputs include foreign currency exchange rates and the six-month forward LIBOR.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

As a result of an environmental phase one study performed on the Company's facility located in Sarasota, Florida, the Company became aware of soil and groundwater contamination at the facility. The Company has engaged an environmental engineering consultant to develop a remediation and monitoring plan for the site. The soil remediation was completed during the year ended December 31, 2010 and the ground water remediation is anticipated to begin during the fourth quarter of 2011 after the remediation plan has been approved. During the years ended December 31, 2010, 2009 and 2008, the Company recorded environmental remediation expense of $967, $537 and $402, respectively as a component of selling, general and administrative on the consolidated statements of operations. At December 31, 2010 and 2009, the Company has accrued $1,305 and $750, respectively related to the remediation as a component of accrued expenses and other current liabilities on the consolidated balance sheets.

11. Restructuring

On October 29, 2007, the Company announced restructuring initiatives to improve manufacturing efficiency and cost position by ceasing manufacturing operations at its Sarasota, Florida and Mitcheldean, United Kingdom locations. In response to the depressed conditions in the North American and European commercial and automotive vehicle markets in 2008 and 2009, the Company also began restructuring initiatives in both its Electronics and Control Devices reportable segments. In addition, during 2009, as part of the Company's continuing overall restructuring initiatives, the Company consolidated certain management positions within its Control Devices segment. During the year ended December 31, 2010, the Company continued restructuring initiatives within the Electronics segment which began in 2009 and recorded amounts related to its cancelled lease in Mitcheldean, United Kingdom. Restructuring charges for the years ended December 31, 2010, 2009 and 2008 were $304, $3,668 and $15,382, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

11. Restructuring – (continued)

Restructuring expenses that were general and administrative in nature of $304, $3,645 and $8,391 for the years ended December 31, 2010, 2009 and 2008, respectively, were included in the Company's consolidated statements of operations as part of selling, general and administrative, while the remaining restructuring related charges were included in cost of goods sold.

The expenses related to the restructuring initiatives that belong to the Electronics reportable segment include the following:

	Severance costs	Contract termination costs	Other exit costs	Total
Total expected restructuring charges	$ 5,250	$2,264	$ 2,401	$ 9,915
2008 charge to expense	$ 2,830	$1,305	$ 2,401	$ 6,536
Cash payments	(2,767)	—	(2,221)	(4,988)
Accrued balance at December 31, 2008	531	1,305	180	2,016
2009 charge to expense	2,237	374	—	2,611
Foreign currency translation effect	—	400	—	400
Cash payments	(2,641)	(656)	(180)	(3,477)
Accrued balance at December 31, 2009	127	1,423	—	1,550
2010 charge to expense	**183**	**121**	—	**304**
Foreign currency translation effect	—	**64**	—	**64**
Cash payments	**(310)**	**(491)**	—	**(801)**
Accrued balance at December 31, 2010	**$ —**	**$1,117**	**$ —**	**$ 1,117**

The expenses related to the restructuring initiatives that belong to the Control Devices reportable segment include the following:

	Severance costs	Other exit costs	Total
Total expected restructuring charges	$ 3,555	$ 6,348	$ 9,903
2008 charge to expense	$ 2,521	$ 6,325	$ 8,846
Cash payments	(1,410)	(6,024)	(7,434)
Accrued balance at December 31, 2008	1,468	400	1,868
2009 charge to expense	1,034	23	1,057
Cash payments	(2,463)	(164)	(2,627)
Accrued Balance at December 31, 2009	39	259	298
Cash payments	**(39)**	**(259)**	**(298)**
Accrued balance at December 31, 2010	**$ —**	**$ —**	**$ —**

All restructuring charges, except for asset-related charges, result in cash outflows. Severance costs relate to a reduction in workforce. Contract termination costs represent costs associated with long-term lease obligations that were cancelled as part of the restructuring initiatives. Other exit costs include premium direct labor, inventory and equipment move costs, relocation expense, increased inventory carrying cost and miscellaneous expenditures associated with exiting business activities. No fixed-asset impairment charges were incurred because assets were transferred to other locations for continued production.

(In thousands, except share and per share data, unless otherwise indicated)

12. Segment Reporting

Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

The Company has two reportable segments: Electronics and Control Devices. The Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The Electronics reportable segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment produces electronic and electromechanical switches and control actuation devices and sensors.

The accounting policies of the Company's reportable segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." The Company's management evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income (loss) before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

A summary of financial information by reportable segment is as follows:

Years ended December 31	2010	2009	2008
Net Sales:			
Electronics	**$397,630**	$301,424	$520,936
Inter-segment sales	**16,707**	9,844	12,392
Electronics net sales	**414,337**	311,268	533,328
Control Devices	**237,596**	173,728	231,762
Inter-segment sales	**3,298**	3,087	4,276
Control Devices net sales	**240,894**	176,815	236,038
Eliminations	**(20,005)**	(12,931)	(16,668)
Total net sales	**$635,226**	$475,152	$752,698
Income (Loss) Before Income Taxes:			
Electronics[(A)]	**$ 41,984**	$ (13,911)	$ 38,713
Control Devices[(A)]	**15,153**	(5,712)	(78,858)
Other corporate activities[(A)]	**(25,671)**	8,079	10,078
Corporate interest expense	**(20,163)**	(21,782)	(20,708)
Total income (loss) before income taxes	**$ 11,303**	$ (33,326)	$ (50,775)
Depreciation and Amortization:			
Electronics	**$ 9,044**	$ 9,061	$ 12,189
Control Devices	**9,958**	10,591	14,130
Other corporate activities	**283**	287	80
Total depreciation and amortization[(B)]	**$ 19,285**	$ 19,939	$ 26,399

(A) During year ended December 31, 2010, the Company placed its SPL subsidiary into administration. As a result of placing SPL into administration the Company recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively. These results were primarily due to eliminating SPL's intercompany debt and equity structure.

(B) These amounts represent depreciation and amortization on fixed and certain intangible assets.

(In thousands, except share and per share data, unless otherwise indicated)

12. Segment Reporting – (continued)

Years ended December 31	2010	2009	2008
Interest Expense (Income), net:			
Electronics	**$ 1,584**	$ 187	$ (117)
Control Devices	**33**	(3)	(16)
Corporate activities	**20,163**	21,781	20,708
Total interest expense, net	**$21,780**	$21,965	$20,575
Capital Expenditures:			
Electronics	**$11,351**	$ 5,139	$11,374
Control Devices	**7,267**	5,975	13,306
Corporate activities	**(44)**	884	(107)
Total capital expenditures	**$18,574**	$11,998	$24,573

As of December 31	2010	2009	2008
Total Assets:			
Electronics	**$ 191,698**	$ 163,414	$ 183,574
Control Devices	**93,947**	91,631	98,608
Corporate[(C)]	**217,313**	236,110	239,425
Eliminations	**(119,353)**	(126,557)	(139,170)
Total assets	**$ 383,605**	$ 364,598	$ 382,437

(C) Assets located at Corporate consist primarily of cash, equity investments and intercompany loan receivables.

The following table presents net sales and non-current assets for the geographic areas in which the Company operates:

Years ended December 31	2010	2009	2008
Net Sales:			
North America	**$513,455**	$384,467	$557,990
Europe and Other	**121,771**	90,685	194,708
Total net sales	**$635,226**	$475,152	$752,698

As of December 31	2010	2009	2008
Non-Current Assets:			
North America	**$124,851**	$121,149	$110,507
Europe and Other	**11,909**	10,706	17,339
Total non-current assets	**$136,760**	$131,855	$127,846

13. SPL Administration

On February 23, 2010, the Company placed its wholly-owned subsidiary, SPL into administration (a structured bankruptcy) in the United Kingdom. The Company had previously ceased manufacturing operations at the facility as of December 2008 as part of the restructuring initiatives announced on October 29, 2007, as described in Note 11. All SPL customer contracts were transferred to other subsidiaries of the Company at the time that SPL filed for administration. As a result of placing SPL into administration the Company recognized a net gain of $3,423 during the year ended December 31, 2010. This gain was primarily related to the reversal of the cumulative translation adjustment account ("CTA") and deferred tax liabilities, which had previously been included as a component of accumulated other comprehensive income within shareholders' equity. The net gain of $2,253, primarily due to reversing the CTA balance, is included as a component of other expense (income), net on the consolidated statement of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

13. SPL Administration – (continued)

operations. The benefit from reversing the deferred tax liabilities, primarily employee benefit related of $1,170, is included as a component of provision (benefit) for income taxes on the consolidated statement of operations, as described in Note 5.

14. Unaudited Quarterly Financial Data

The following is a summary of quarterly results of operations:

				Quarter ended
	December 31	September 30	June 30	March 31
2010				
Net sales	**$160,454**	**$160,436**	**$166,262**	**$148,074**
Gross profit	**35,658**	**36,030**	**39,620**	**33,527**
Operating income	**5,652**	**5,019**	**8,173**	**3,959**
Provision (benefit) for income taxes	**(539)**	**1,975**	**731**	**(1,489)**
Net income	**4,321**	**649**	**4,172**	**1,483**
Net loss attributable to noncontrolling interests	**(105)**	**(35)**	**(21)**	**(23)**
Net income attributable to Stoneridge, Inc. and subsidiaries	**4,426**	**684**	**4,193**	**1,506**
Earnings per share:				
Basic(A)	**0.18**	**0.03**	**0.17**	**0.06**
Diluted(A)	**0.18**	**0.03**	**0.17**	**0.06**

				Quarter ended
	December 31	September 30	June 30	March 31
2009				
Net sales	$133,785	$117,992	$102,290	$121,085
Gross profit	28,031	27,083	13,596	19,275
Operating income (loss)	2,176	2,634	(14,293)	(8,760)
Provision (benefit) for income taxes	(594)	1,502	197	(2,108)
Net loss	(136)	(843)	(19,764)	(11,580)
Net income attributable to noncontrolling interests	82	—	—	—
Net loss attributable to Stoneridge, Inc. and subsidiaries	(218)	(843)	(19,764)	(11,580)
Earnings per share:				
Basic(A)	(0.01)	(0.04)	(0.84)	(0.49)
Diluted(A)	(0.01)	(0.04)	(0.84)	(0.49)

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in basic and diluted shares outstanding.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of period	Charged to costs and expenses	Write-offs	Balance at end of period
Accounts receivable reserves:				
Year ended December 31, 2008	$4,736	$151	$ (683)	$4,204
Year ended December 31, 2009	4,204	917	(2,771)	2,350
Year ended December 31, 2010	**2,350**	**710**	**(1,047)**	**2,013**

	Balance at beginning of period	Net additions charged to income	Exchange rate fluctuations and other items	Balance at end of period
Valuation allowance for deferred tax assets:				
Year ended December 31, 2008	$16,020	$66,271	$ 88	$82,379
Year ended December 31, 2009	82,379	2,245	(661)	83,963
Year ended December 31, 2010	**83,963**	**(8,119)**	**192**	**76,036**

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.

There has been no disagreement between the management of the Company and its independent auditors on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2010, an evaluation was performed under the supervision and with the participation of the Company's management, including the principal executive officer ("PEO") and principal financial officer ("PFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Company's PEO and PFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, other comprehensive income (loss) and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 of Stoneridge, Inc. and Subsidiaries and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
February 25, 2011

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 regarding our directors is incorporated by reference to the information under the sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 9, 2011. The information required by this Item 10 regarding our executive officers appears as a Supplementary Item following Item 1 under Part I hereof.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 9, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 9, 2011.

In October 1997, we adopted a Long-Term Incentive Plan for our employees, which expired on June 30, 2007. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we adopted an Amended and Restated Long-Term Incentive Plan. In May 2010 we adopted an Amended Directors' Restricted Share Plan and an Amended and Restated Long Term Incentive Plan, as amended. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2010, is as follows:

	Number of securities to be issued upon the exercise of outstanding share options	Weighted-average exercise price of outstanding share options	Number of securities remaining available for future issuance under equity compensation plans[(A)]
Equity compensation plans approved by shareholders	131,750	$11.98	1,807,182
Equity compensation plans not approved by shareholders	—	$ —	—

(A) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 1,386,360 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Amended and Restated Long-Term Incentive Plan, as amended and 55,580 restricted Common Shares issued and outstanding to directors under the Amended Directors' Restricted Share Plan as of December 31, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Director Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 9, 2011.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 9, 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K.

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: February 25, 2011

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 25, 2011

/s/ JOHN C. COREY

John C. Corey
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 25, 2011

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 25, 2011

/s/ WILLIAM M. LASKY

William M. Lasky
Chairman of the Board of Directors

Date: February 25, 2011

/s/ JEFFREY P. DRAIME

Jeffrey P. Draime
Director

Date: February 25, 2011

/s/ DOUGLAS C. JACOBS

Douglas C. Jacobs
Director

Date: February 25, 2011

/s/ IRA C. KAPLAN

Ira C. Kaplan
Director

Date: February 25, 2011

/s/ KIM KORTH

Kim Korth
Director

Date: February 25, 2011

/s/ PAUL J. SCHLATHER

Paul J. Schlather
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
2.1	Asset Purchase and Contribution Agreement, dated October 9, 2009, by and among the Company and Bolton Conductive Systems LLC, Martin Kochis, Joseph Malecke, Bolton Investments LLC, William Bolton and New Bolton Systems (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Indenture dated as of May 1, 2002 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Guarantors, and Fifth Third Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 7, 2002).
4.3	Senior Secured Notes Indenture dated as of October 4, 2010 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 6, 2010).
4.4	First Supplemental Indenture to Indenture dated as of October 4, 2010 among Stoneridge, Inc., Stoneridge Control Devices, Inc., Stoneridge Electronics, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 6, 2010).
10.1	Directors' Share Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953))*.
10.2	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.3	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.4	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.5	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017))*.
10.6	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.
10.7	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement including Performance and Time- Based Restricted Shares (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.
10.8	Amendment to Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.

Exhibit Number	Exhibit
10.9	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2006)*.
10.10	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2006)*.
10.11	Form of 2006 Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 26, 2006)*.
10.12	Form of 2006 Directors' Restricted Shares Plan Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006)*.
10.13	Annual Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for filed on November 2, 2006)*.
10.14	Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)*.
10.15	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)*.
10.16	Amended Employment Agreement between Stoneridge, Inc. and John C. Corey (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.17	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.18	Form of Stoneridge, Inc. Long-Term Incentive Plan — Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.19	Form of Stoneridge, Inc. Long-Term Cash Incentive Plan — Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.20	Form of Stoneridge, Inc. Long-Term Incentive Plan — 2007 amendment to the restricted shares grant agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.21	Form of Stoneridge, Inc. Long-Term Incentive Plan — 2008 amendment to the restricted shares grant agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.22	Stoneridge, Inc. Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.23	Stoneridge, Inc. Officers' and Key Employees' Severance Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 9, 2009)*.
10.24	Stoneridge, Inc. form of Indemnification Agreement between the Company and John C. Corey, George E. Strickler, Kenneth A. Kure and James E. Malcolm (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
10.25	Stoneridge, Inc. Amended and Restated Long-Term Incentive Plan — form of 2010 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.

Exhibit Number	Exhibit
10.26	Stoneridge, Inc. Long-Term Cash Incentive Plan — form of 2010 Phantom Share Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.
10.27	Amended and Restated Credit and Security Agreement dated as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institutions Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A. and Fifth Third Bank, as lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).
10.28	Letter agreement dated October 7, 2010 by and among Stoneridge, Inc. and certain members of, or trustees of trusts for the benefit of members of the D.M. Draime family (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2010).
10.29	Underwriting Agreement, dated November 2, 2010, by and among the Company, certain members of, or trustees of trusts for the benefit of members or, the D.M. Draime family, as identified in Schedule A thereto, and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on November 4, 2010).
10.30	Amendment No. 1 dated December 2, 2010 to the Amended and Restated Credit and Security Agreement as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institution Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A, and Fifth Third Bank, as lenders, filed herewith.
10.31	Amended and Restated Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.
10.32	Amended Directors' Restricted Share Plan (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Principal Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Financial Statements of PST Eletrônica S.A., filed herewith.

*— Reflects management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

SENIOR MANAGEMENT

THOMAS A. BEAVER*
Vice President of the Company and Vice President of Global Sales and Systems Engineering

MIKE CARNAHAN
Vice President and General Manager of Stoneridge Electronics North America

JOHN C. COREY*
President, Chief Executive Officer and Director

MARK JENKINS
Vice President and Managing Director of Stoneridge Electronics Ltd. and Stoneridge Pollak Ltd.

PETER KRUK
Vice President and Managing Director of Stoneridge Electronics OEM

MICHAEL D. SLOAN*
Vice President of the Company and President of Stoneridge Control Devices Division

GEORGE E. STRICKLER*
Executive Vice President, Chief Financial Officer and Treasurer

STEVEN J. SYZDEK
Vice President and General Manager of Stoneridge Asia Pacific Electronics (Suzhou)

MARK J. TERVALON*
Vice President of the Company and President of Stoneridge Electronics Division

* Executive Officer

BOARD OF DIRECTORS

JOHN C. COREY [2004]
President, Chief Executive Officer and Director

JEFFREY P. DRAIME[2,3] [2005]
Owner of Silent Productions, a concert promotions company, and a partner in QSL Columbus and QSL Dayton, a restaurant franchise

DOUGLAS C. JACOBS[1,2] [2004]
Executive Vice President–Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company

IRA C. KAPLAN[1,3] [2009]
Managing Partner of Benesch, Friedlander, Coplan & Aronoff, a law firm

KIM KORTH[2,3] [2006]
Founder, owner and president of IRN, Inc., an international automotive consulting firm, and President, Chief Executive Officer and Director of Supreme Industries, Inc. and Supreme Indiana, a manufacturer of specialized commercial vehicle truck bodies

WILLIAM M. LASKY[1,2,3] [2004]
Chairman of the Board
Chairman of the Board of Accuride Corporation, a manufacturer and supplier of commercial vehicle components

PAUL G. SCHLATHER[1] [2009]
CPA, self-employed business consultant

[ ] Year elected as Director
[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate Governance Committee

CORPORATE INFORMATION

CORPORATE OFFICES
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

STOCK EXCHANGE
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

DIVIDEND POLICY
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior secured notes and credit agreement impose limitations on the amounts of dividends that can be paid.

TRANSFER AGENT AND REGISTRAR
Computershare acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

Computershare Investor Services
PO Box 43078
Providence, RI 02940
1-800-622-6757
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company.

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 11:00 a.m., Monday, May 9, 2011, at the Sheraton Cleveland Airport Hotel, 5300 Riverside Drive, Cleveland, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 12, 2011 and is available at www.edocumentview.com/sri.

FORM 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2010, is available without cost to shareholders at www.stoneridge.com or upon written request to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

INVESTOR RELATIONS
Information on Stoneridge's products and services, news releases, corporate governance, SEC filings and an electronic version of the annual report are available at www.stoneridge.com

Security analysts, investment professionals, shareholders and the media may request information and should direct their business-related inquiries to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

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STONERIDGE, INC. 9400 East Market Street Warren, Ohio 44484 330.856.2443 www.stoneridge.com